Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188624

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated May 15, 2013)

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

60,000,000 Series B shares directly or

in the form of American Depositary Shares

The selling shareholder named in this prospectus supplement is offering 60,000,000 of our Series B shares, with no par value (“Series B shares”), directly or in the form of American Depositary Shares (“ADSs”), each representing eight Series B shares. The ADSs are evidenced by American Depositary Receipts. In this offering, the selling shareholder named herein will offer 60,000,000 Series B shares (directly or in the form of ADSs) in a combined offering consisting of (i) an international offering of             Series B shares (directly or in the form of ADSs) in the United States or other countries outside the United States or the United Mexican States (“Mexico”) through the international underwriters named in this prospectus supplement, which we refer to as the international offering, and (ii) a concurrent public offering of             Series B shares in Mexico authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) through the Mexican underwriters named in this prospectus supplement, which we refer to as the Mexican offering. The Series B shares (directly or in the form of ADSs) being offered in the international and Mexican offerings may be reallocated between the international and Mexican offerings, depending upon the demand existing in the United States, Mexico and other countries outside the United States and Mexico and other related factors. The closings of the international and Mexican offerings are conditioned upon each other. We will not receive any proceeds from any Series B shares or ADSs sold in this offering.

Our Series B shares are currently listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “OMA”. Our ADSs are currently listed on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “OMAB”. On July 5, 2013, the last reported sale price of our Series B shares on the Mexican Stock Exchange was Ps. 42.00 per share (U.S.$ 3.40 per Series B share at an exchange rate of Ps. 12.35 per U.S. dollar) and the last reported sale price of our ADSs on NASDAQ was U.S.$ 25.82 per ADS.

Investing in our Series B shares and ADSs involves risks. Before buying our securities, you should refer to the risk factors included in our periodic reports and in other information that we file with the U.S. Securities and Exchange Commission (the “SEC”). See “Risk Factors” beginning on page 14 of our annual report on Form 20-F for the year ended December 31, 2012, incorporated by reference herein, as well as “Risk Factors” beginning on page S-13 hereof.

	Per ADS	Per Series B Share	Total
Public offering price	U.S.$	U.S.$	U.S.$
Underwriting discount	U.S.$	U.S.$	U.S.$
Proceeds, before expenses, to the selling shareholder(1)	U.S.$	U.S.$	U.S.$

(1)	The selling shareholder has agreed to reimburse the international underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

The selling shareholder has granted to the international underwriters and the Mexican underwriters independent options to purchase up to 9,000,000 additional Series B shares, directly or in the form of ADSs within 30 days from the date of this prospectus supplement.

Our Series B shares are registered with the Mexican National Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by the CNBV. Registration of our Series B shares with the RNV does not imply any certification as to the investment quality of the securities referred to in this prospectus supplement, our solvency, liquidity or credit quality, or the accuracy or completeness of the information contained in this prospectus supplement nor does such registration validate actions or omissions undertaken in contravention of applicable law. The information contained in this prospectus supplement is exclusively our responsibility and has not been reviewed or authorized by the CNBV.

Neither the SEC, the CNBV nor any state securities commission has approved or disapproved of the Series B shares or ADSs, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The international underwriters expect that delivery will be made to investors on or about                     , 2013 in book-entry form, through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), the Mexican clearing system, in the case of Series B shares, and The Depository Trust Company (“DTC”), in the case of ADSs.

Global Coordinator and Joint Bookrunner	Joint Bookrunner	Joint Bookrunner

BofA Merrill Lynch	BBVA	Santander

Joint Bookrunner		Joint Bookrunner
Barclays		Morgan Stanley

, 2013

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us to which we have referred you. Neither we, the selling shareholder nor the international underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus filed with the SEC, and we take no responsibility for any other information that others may give you. The selling shareholder is offering to sell, and seeking offers to buy, Series B shares (directly or in the form of ADSs) only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our Series B shares (directly or in the form of ADSs). Our business, operating results and financial condition may have changed since such date.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part, this prospectus supplement, describes the terms of this offering of Series B shares, directly or in the form of ADSs, and also adds to, updates and changes information contained in, the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the accompanying prospectus dated May 15, 2013, provides more general information about us and our capital stock, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference herein and therein that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents to which we have referred in the sections of the accompanying prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

As used in this prospectus supplement, “GACN,” “we,” “our,” “us” and the “company” refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., together with its subsidiaries, and to properties and assets that we own or operate, unless otherwise specified. References in this prospectus supplement to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this prospectus supplement to “pesos” or “Ps.” are to the lawful currency of Mexico. This prospectus supplement contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts in this prospectus supplement have been translated from pesos at an exchange rate of Ps. 12.35 to U.S.$ 1.00, the exchange rate determined by reference to the interbank selling rate as reported by Banamex on March 31, 2013.

This prospectus supplement contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

We have not taken any action to permit the possession or distribution of this prospectus supplement outside the United States. Persons outside the United States who come into possession of this prospectus supplement must inform themselves about, and observe restrictions relating to, the offering of the securities described herein and the distribution of this prospectus supplement outside of the United States.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with, or furnish to, it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with, or furnish to, the SEC will automatically update and supersede earlier information filed with, or furnished to, the SEC or included in this prospectus. We incorporate by reference into this prospectus the following document:

•	our June 2013 traffic report on Form 6-K, furnished to the SEC on July 8, 2013 (SEC File No. 1-33168).

We will provide to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost. Such requests may be made by writing to us at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, or by telephoning us at +52 81 8625 4300.

SUMMARY

This summary highlights selected information contained in, or incorporated by reference in, this prospectus supplement or the accompanying prospectus, but may not contain all of the information that is important to you. This prospectus supplement and our most recent annual report on Form 20-F, incorporated by reference herein, include specific terms of the securities that we are offering, as well as other information regarding our business. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, carefully, including the risk factors and financial statements.

Our Company

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, was incorporated in Mexico in 1998 as part of the Mexican government’s program for the opening of the country’s airports to private-sector investment. We have been a public company since November 2006 and are listed on the Mexican Stock Exchange and NASDAQ. We hold concessions, each with a term of 50 years beginning on November 1, 1998, to operate, maintain and develop 13 airports in Mexico concentrated in the country’s central and northern regions. We operate the airports located in Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Durango, Mazatlán, Monterrey, Reynosa, San Luis Potosí, Tampico, Torreón, Zacatecas and Zihuatanejo. Our operations principally include the provision of aeronautical services, but we also provide other commercial, real estate or complementary services related to our airport operations. In addition, in 2008, as part of our non-aeronautical activities, we entered into a joint investment with a Mexican subsidiary of international hotel operator NH Hoteles, S.A., to develop and operate a hotel and commercial space inside Terminal 2 of the Mexico City International Airport under a lease agreement with the airport that expires in 2029. The following map shows the locations of the 13 airports that we operate, as well as our Terminal 2 NH Hotel:

As operator of 13 airports, we derive aeronautical revenues by charging fees to airlines, passengers and other users for the use of the airports’ facilities. We also derive non-aeronautical revenues from rental and other fees charged for commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers, car parking, advertising, cargo logistics and other services.

In November 2012, we entered into a strategic alliance with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to construct and operate a 28-hectare industrial park within the perimeter of the Monterrey airport. Other activities generating non-aeronautical revenues include cargo logistics and the leasing of commercial real estate at our airports.

In 2012, we recorded revenues of Ps. 3,141.3 million (U.S.$ 254.4 million), consolidated net income of Ps. 819.1 million (U.S.$ 66.3 million) and consolidated comprehensive income of Ps. 811.2 million (U.S.$ 65.7 million), and the sum of our aeronautical and non-aeronautical revenues was Ps. 2,819.6 million (U.S.$ 228.3 million). In 2011, we recorded revenues of Ps. 2,789.7 million (U.S.$ 225.8 million) and consolidated net and comprehensive income of Ps. 616.1 million (U.S.$ 49.9 million). For the three months ended March 31, 2013, we recorded revenues of Ps. 787.7 million (U.S.$ 63.8 million), consolidated net income of Ps. 226.0 million (U.S.$ 18.3 million) and consolidated comprehensive income of Ps. 225.6 million (U.S.$ 18.3 million), and the sum of our aeronautical and non-aeronautical revenues was Ps. 700.9 million (U.S.$ 56.8 million).

In 2012, our airports served approximately 12.6 million terminal passengers (excluding transit passengers), an increase of 7.0% with respect to the 11.8 million terminal passengers handled in 2011. In 2012, of our total passengers, 85.5% were passengers on domestic flights and 14.5% were passengers on international flights, as compared to 84.8% and 15.2%, respectively, in 2011. For the three months ended March 31, 2013, total passenger traffic increased by 4.6% as compared to the three months ended March 31, 2012. We believe that the increase in the percentage of passengers on domestic flights was principally due to the growth of the Mexican economy during the last three years. Since 1991, total air traffic in Mexico has increased by an average of 4.8% per year, according to data published by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes).

The following tables set forth the passenger volume and air traffic movements for each of our airports during the periods indicated:

Terminal Passenger Traffic by Airport(1)

	Year Ended December 31,			% Change	Three Months Ended March 31,		% Change
	2010	2011	2012		2012	2013
Acapulco	736,878	596,326	546,951	(8.3%)	152,668	162,469	6.4%
Ciudad Juárez	633,919	673,364	699,394	3.9%	163,594	151,167	(7.6%)
Culiacán	1,059,904	1,070,706	1,168,380	9.1%	262,977	279,768	6.4%
Chihuahua	828,123	782,133	855,129	9.3%	186,540	191,277	2.5%
Durango	217,230	227,131	241,946	6.5%	57,739	52,484	(9.1%)
Mazatlán	756,122	722,492	669,407	(7.3)%	192,991	196,280	1.7%
Monterrey	5,380,412	5,582,794	6,105,910	9.4%	1,288,815	1,404,122	8.9%
Reynosa	198,138	216,599	302,934	39.9%	60,221	86,052	42.9%
San Luis Potosí	222,854	248,645	271,107	9.0%	64,924	58,812	(9.4%)
Tampico	451,005	548,083	594,797	8.5%	139,362	135,240	(3.0%)
Torreón	338,003	375,669	415,244	10.5%	94,561	96,944	2.5%
Zacatecas	268,577	248,029	265,264	6.9%	64,455	55,784	(13.5%)
Zihuatanejo	496,523	480,613	457,906	(4.7%)	166,848	158,991	(4.7%)

Total	11,587,688	11,772,584	12,594,369	7.0%	2,895,695	3,029,390	4.6%

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers who arrive at our airports but generally depart without changing aircraft.

Aeronautical Revenues

The majority of our revenues are derived from providing aeronautical services and are related principally to the following charges: passenger charges for the usage of our airports (tarifa de uso de aeropuerto), aircraft landing charges, aircraft parking, boarding and unloading charges, charges for the use of passenger walkways and charges for the provision of airport security services. Our revenues from aeronautical services are principally dependent on passenger traffic volume, the number of air traffic movements, the weight of each aircraft, the duration of each aircraft’s stay at the airport, the time of day each aircraft operates at the airport and the specific prices charged for the service. In 2012, aeronautical services revenues represented 67.8% of our total revenues and 75.6% of the sum of our aeronautical and non-aeronautical revenues. For the three months ended March 31, 2013, aeronautical revenues were Ps. 517.1 million, a 7.5% increase from Ps. 481.2 million for the three months ended March 31, 2012.

Historically, the principal source of our aeronautical services revenues has been passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals that we operate and are automatically included by airlines in the cost of a passenger’s ticket. We issue invoices for these charges to each airline on a bi-weekly basis. In 2010, 2011 and 2012, passenger charges represented 50.1%, 54.4% and 55.8%, respectively, of our total revenues and 60.1%, 61.7% and 62.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Our revenues from aeronautical services are also affected by the maximum rates that we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. This price regulation system establishes a “maximum rate” for each airport for every year over a five-year period and is negotiated with the Ministry of Communications and Transportation every five years through its agency, the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil). The maximum rate for any particular airport is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. Our maximum rates are adjusted periodically for inflation (determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios Productor), excluding fuel) and annually based on an efficiency factor determined by the Ministry of Communications and Transportation.

We are entitled to adjust our prices relating to the aeronautical services we provide once every six months for inflation (or earlier upon a cumulative increase of 5.0% in the Mexican Producer Price Index, excluding fuel), except for prices relating to complementary services and the leasing of space to airlines, for each of our airports as long as the combined revenues from regulated services at an airport does not exceed the maximum rate per workload unit at that airport on an annual basis.

In 2012, our revenues from aeronautical services subject to maximum rate regulation represented approximately 99.2% of the amounts we were entitled to earn under the maximum rates for all of our airports.

Current Maximum Rates(1)

	Year Ended December 31,
	2011	2012	2013(2)	2014	2015
	(in pesos per terminal passenger)
Acapulco	195.26	193.90	200.68	199.28	197.88
Ciudad Juárez	152.76	151.69	154.78	153.70	152.62
Culiacán	162.97	161.83	165.22	164.07	162.91
Chihuahua	155.75	154.66	158.40	157.29	156.19
Durango	186.60	185.29	187.28	185.97	184.67
Mazatlán	181.51	180.24	184.40	183.11	181.83
Monterrey	152.24	151.18	152.96	151.89	150.83
Reynosa	176.42	175.19	177.22	175.98	174.75
San Luis Potosí	131.40	130.49	131.68	130.76	129.84
Tampico	177.26	176.02	177.93	176.68	175.44
Torreón	185.26	183.96	185.76	184.46	183.18
Zacatecas	197.67	196.28	198.28	196.89	195.51
Zihuatanejo	196.96	195.58	200.64	199.24	197.85

(1)	Expressed in constant pesos as of December 31, 2012, as required by the maximum rate regulation. The maximum rate for each succeeding year from 2012 is reduced by the efficiency factor of 0.70% per year.
(2)	Increases to maximum rates for 2013 were negotiated with the Mexican Bureau of Civil Aviation to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circular CO SA-17.2/10 R1. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Increases in Maximum Rates Associated with Baggage-Screening Services” in our most recent annual report on Form 20-F, incorporated by reference herein.

Non-Aeronautical Revenues

In 2012, non-aeronautical services represented 21.9% of our total revenues and 24.4% of the sum of our aeronautical and non-aeronautical revenues. Of our non-aeronautical revenues generated in 2012, 53.8% were derived from commercial activities, 28.0% were derived from diversification activities, and 13.4% were derived from complementary activities. For the three months ended March 31, 2013, non-aeronautical revenues were Ps. 183.8 million, a 20.9% increase from Ps. 152.1 million for the three months ended March 31, 2012.

Revenues from commercial activities consist of fees charged for operating parking facilities, rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as advertising, retail and duty-free operators, food and beverage providers, car rental companies, time-share sales and promotions service providers, and fees collected from other miscellaneous sources, such as financial services providers, telecommunications providers and other passenger services providers.

Revenues from diversification activities include revenues earned by providing hotel services, air cargo logistics services (provided by our subsidiary, OMA Carga) and real estate services related to the industrial park at the Monterrey airport.

Complementary activities principally include the revenues from the operation of baggage-screening services through our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V. (operating since March 1, 2012), the leasing of space to airlines and complementary service providers of first-class/VIP lounges and other similar activities that are not directly related to airport operations and not subject to price regulation under our maximum rates.

Our revenues from non-aeronautical activities are not subject to price regulation under our maximum rates. Thus, our non-aeronautical revenues are affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services, our ability to increase the fees that we charge to those service providers and the passenger volume at our airports.

Construction Services and Total Revenues

In accordance with International Financial Reporting Interpretations Committee (“IFRIC”) 12, we also record revenues related to construction services, which are equal to the amount of capital expenditures that we make to improve our concessioned assets. Revenues from construction services represented 10.2% of our total revenues in 2012 and 11.0% of our total revenues for the three months ended March 31, 2013.

The following table sets forth our revenues for aeronautical services, non-aeronautical services and construction services for the periods indicated:

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012	2012	2012	2013
	(in thousands of pesos)			(in thousands of dollars)(1)	(in thousands of pesos)		(in thousands of dollars)(1)
					(unaudited)
Revenues:
Aeronautical services	1,652,626	1,870,177	2,130,663	172,523	481,247	517,117	41,872
Non-aeronautical services	491,797	588,671	688,957	55,786	152,109	183,829	14,885
Construction services	430,029	330,863	321,718	26,050	71,145	86,706	7,021

Total revenues	2,574,452	2,789,711	3,141,338	254,359	704,501	787,652	63,778

(1)	Translated into dollars at the rate of Ps. 12.35 per U.S.$ 1.00, the interbank selling rate as reported by Banamex on March 31, 2013.

Our Strengths

We believe that our unique market position and strengths have enabled us to achieve consistent growth despite macroeconomic and aeronautical industry difficulties. The following is a summary of the competitive strengths that distinguish us:

•

Leading Mexican airport platform with airports strategically located throughout Mexico. Our 13 airport concessions are grouped into segments according to their location: metropolitan (Monterrey), regional (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas), tourist (Acapulco, Mazatlán and Zihuatanejo) and border (Ciudad Juárez and Reynosa). We believe that our airports located in metropolitan, regional and border locations with significant commercial and industrial activity enable us to take advantage of the dynamic growth of the Mexican economy. Historically, there has been a direct positive correlation between the growth of the Mexican economy and air traffic in such cities. In 2010, 2011 and 2012, Mexican gross domestic product (“GDP”) increased by 5.5%, 3.9% and 3.9%, respectively, according to the Mexican Central Bank (Banco de México), and terminal passenger traffic at our metropolitan, regional and border airports increased by 2.2%, 3.9% and 9.5%, respectively. In addition, we believe that our presence in tourist destinations enable us to benefit from traffic increases resulting from the increase in disposable income of the Mexican population due to the growth of the Mexican economy, the growth of the Mexican population and, more generally, global economic growth.

In addition, we believe that the Monterrey airport, which was the fourth busiest airport in Mexico based on passenger volume in 2012, has strong potential to become an important hub for the northern region of Mexico due to its location and terminal capacity, as well as to growing foreign investment in the state of Nuevo León, which has helped spur economic growth and, in turn, increased passenger traffic to and from Monterrey. We may from time to time consider acquiring additional airports in Mexico or internationally.

•

Diversified business model and a successful implementation of commercial and diversification strategies. Since our inception, we have substantially increased our revenue from commercial activities through the implementation of several successful strategies, such as remodeling our airport terminals with the objective of maximizing the space reserved for commercial activities; improving the mix of offered products and services by introducing nationally and internationally recognized brands; increasing the quantity and quality of our passenger services; and providing more attractive space for third-party advertising, including large-scale advertising, in our airport terminals. In addition, we have focused on diversifying our non-aeronautical revenues by developing new businesses, such as the Terminal 2 NH Hotel of the Mexico City International Airport and, through our strategic alliance with VYNMSA, the industrial park at the Monterrey airport, which began construction in 2013. We expect to continue this diversification through the construction of similar facilities in 2013. Our revenues from non-aeronautical activities are not subject to price regulation; thus, fees charged for non-aeronautical services can be increased or decreased at our discretion. Non-aeronautical revenues as a percentage of the sum of aeronautical and non-aeronautical revenues have increased from 11.8% in 2001 to 24.4% and 26.2% in 2012 and for the three months ended March 31, 2013, respectively. Furthermore, our non-aeronautical revenues per terminal passenger have increased from Ps. 14.8 in 2001 to Ps. 54.7 and Ps. 60.7 in 2012 and for the three months ended March 31, 2013, respectively.

•

Uniquely positioned to take advantage of Mexico’s robust macro-fundamentals. We are in a position to benefit from the economic growth of Mexico and the economic performance of its principal trading partners. We believe that the global economic recovery, coupled with the strength of the macroeconomic indicators in Mexico, will contribute to the increase in direct foreign investment and to the growth of commercial activities and services. We believe that such activities will have a positive impact on air traffic, increasing demand principally in our airports located in commercial and industrial cities. The Mexican states in which our airports are located collectively contributed 29.6% and 29.9% to Mexican manufacturing GDP in 2010 and 2011, respectively, according to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía). In 2012, the states of Nuevo León and Chihuahua were ranked third and fourth, respectively, among Mexican states for attracting foreign direct investment, according to data from the Mexican Ministry of Economy (Secretaría de Economía).

Similarly, we anticipate that the expected continuing growth of Mexican GDP and the Mexican population will positively impact local demand. We believe there is potential for growth in the aeronautical industry in Mexico due to the following factors: (i) expected aircraft fleet growth for Mexico-based carriers, with pending orders of more than 180 units as of December 31, 2012 and (ii) 44.6% and 19.0% growth in passenger traffic on a country-wide basis reported by the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) in 2011 and 2012, respectively.

We have made major capital expenditures in our 13 airports that position us to have sufficient operations capacity to accommodate and serve a greater number of passengers. In recent years, we have completed two significant projects for our two most important airports. In 2007, as part of its expansion plans for the future, the Monterrey airport began to acquire land adjacent to it, which totaled approximately 777 hectares. In 2010, the Monterrey airport commenced operations for its 21,000–square meter (226,049–square foot) Terminal B facility, and in 2012, it completed the 3,420–square meter (35,812–square foot) expansion of its Terminal C. In 2008, the Culiacán airport acquired 32.5 hectares as a strategic land reserve, which we believe positions the airport well for future expansion as contemplated by our long-term master development programs. In 2012, the Culiacán airport completed a 3,000–square meter (32,292–square foot) expansion of its terminal.

The following table sets forth our actual capital expenditures by category across all of our airports from 2010 to 2012:

	Year Ended December 31,
	2010		2011		2012
	(in thousands of pesos)
Capital expenditures:
Terminals	Ps.	150,818	Ps.	85,270	Ps.	175,648
Runways and aprons		45,569		0		29,716
Machinery and equipment		58,763		8,845		77,638
Land		90,906		12,141		378
Documented baggage screening system – investments		163,013		220,066		6,789
New businesses		0		17,306		4,292
Other		47,718		41,404		97,669

Total	Ps.	556,787	Ps.	385,032	Ps.	392,130

•

Experienced management team with a track record of operating and financial performance, high corporate governance standards and a history of achievement and recognition. We have an experienced management team that is skilled and trained in the different areas in which we operate. The members of our management team have worked with the company for an average of nine years. Our Chief Executive Officer (“CEO”), Porfirio González Álvarez, has been with us since our incorporation in 1998 and was appointed CEO in 2011. Our Chief Financial Officer, José Luis Guerrero Cortés, has been with us since 2009.

Governance of the company is vested in our Board of Directors, which consists of 11 directors, of which five are independent, and one alternate director. Guided by our Board of Directors and our experienced management team, we have maintained sustained levels of growth and profitability over the years, even amid various headwinds that have affected the aeronautical industry and Mexico in general. Since 2006, we have complied with the requirements of the Sarbanes-Oxley Act, which has enabled us to maintain world-class corporate governance standards. On March 6, 2013, Euromoney published its ranking of the Best Managed Companies in Latin America for 2013, in which we were ranked third in the Transportation/Shipping/Logistics category. Furthermore, for the third consecutive year in 2012, we were recognized as one of the 100 best companies to work for in Mexico by “Great Place to Work.”

Our business strategy is based on sustainable development, for which we have received recognition from various organizations. We are currently included in the Sustainable Price and Quotation Index of the Mexican Stock Exchange (Índice de Precios y Cotizaciones (IPC) Sustentable de la Bolsa Mexicana de Valores) through January 31, 2014. On December 9, 2012, we received an ISO 9001:2008 qualification for the 2012–2015 period, with no instances of non-compliance for the ninth consecutive year, according to a report issued by Lloyd’s Register Quality Assurance, the certifying agency. On February 14, 2012, the Mazatlán airport was named the Best Regional Airport in 2011 in Latin America and the Caribbean by Airports Council International. On March 13, 2012, we were awarded for the fifth consecutive year the Socially Responsible Business Distinction (Distintivo de Empresa Socialmente Responsible) by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía). Finally, on August 15, 2012, we received a multisite ISO 14001:2007 certification for our 13 airports and corporate offices, which is valid through August 14, 2014.

Our Business Strategy

We intend to generate value and maximize shareholder profit by capitalizing on our strengths and focusing on the following strategies:

•

Increase the passenger volume in our 13 airports. Given that our principal and most important business is derived from aeronautical services, and our main source of revenue is passenger charges, our growth strategy is based on the development of passenger traffic in our 13 airports by increasing the frequency of flights, adding new routes and encouraging operations with larger planes to increase the number of offered seats. We plan to achieve this growth strategy by coordinating with local, state and federal governments and tourism offices, as well as by working with hotel associations to promote the destinations where our airports are located.

•

Diversify sources of revenue through new businesses and the development of land reserves. Currently, in addition to the commercial services that we offer in our airports, our objective is to diversify our sources of revenue through the development of new business lines, such as hotel, cargo and real estate services, among others. We plan to develop industrial, commercial or logistics projects that are directly or indirectly related to our airports’ activities in areas of our airports that are not necessary for aeronautical operations, with the view of strengthening the role of these areas for the development of the cities in which they are located. In 2013, in a partnership with VYNMSA, we began work for the development of an industrial park of approximately 28 hectares within the perimeter of the Monterrey airport. Given the success of our Terminal 2 NH Hotel in the Mexico City International Airport, we are also evaluating opportunities to develop other complementary lines of business across our airport network.

•

Improve the customer experience by continuing to develop our business and improve our services. Passenger traffic is the vital element of any airport. Our mission is to provide passengers a pleasant stay at all our airports. Our business development and operations teams work jointly with the airlines and terminal commercial tenants to provide excellent customer service and identify the appropriate service, product and price mix to offer at each airport in order to make air travel a pleasurable experience for all of our passengers. We are dedicated to making the travel experience for every one of our passengers as enjoyable and stress-free as possible, since a relaxed passenger is typically inclined to spend more in our terminal restaurants and shops. According to our customer satisfaction surveys, in 2012, approximately 85.7% of passengers surveyed were satisfied with their travel experience at our airports.

•

Improve the efficiency of our business. We plan to further improve the efficiency of our business by developing projects that generate cost-efficiencies through the sustainable and efficient use of our resources. In October 2012, our Zacatecas airport began the operation of a solar park, which uses monocrystalline silicon panels and photovoltaic parabolic concentrators to generate approximately 50% of the total energy used by the airport, which translates into energy savings for the airport and a reduction in carbon dioxide emissions. We intend to replicate this type of project in our other airports with the objective of reducing costs and caring for the environment.

•

Evaluate and expand into new markets. We evaluate new investment opportunities in airports abroad as they arise, principally in Latin America. We are opportunity-driven and will not limit ourselves geographically if an attractive project with upside potential is identified.

We are a publicly-traded variable-capital corporation (sociedad anónima bursátil de capital variable) incorporated under the laws of Mexico. Our principal executive offices are located at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, and our telephone number is +52 81 8625 4300.

Summary of the Offering

Issuer	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Selling shareholder	Aeroinvest, S.A. de C.V. (“Aeroinvest”)

Offering price per Series B share	Ps.

Offering price per ADS	U.S.$

ADSs	Each ADS represents eight Series B shares. See “Description of the American Depositary Shares” in the accompanying prospectus for further information.

International offering	The selling shareholder is offering Series B shares, directly or in the form of ADSs, through the international underwriters in the United States and in other countries outside of the United States and Mexico. The Series B shares purchased by any investor outside Mexico will be settled in Mexico and paid for in pesos.

Mexican offering	Concurrently with the international offering, the selling shareholder is offering Series B shares through the Mexican underwriters in a public offering in Mexico authorized by the CNBV made to investors residing in Mexico, by means of a prospectus in Spanish, satisfying the requirements of Mexican law and reviewed by the CNBV, containing information substantially similar to that included in this prospectus.

Global offering	The global offering consists of the international offering and the Mexican offering, totaling 60,000,000 Series B shares, directly or in the form of ADSs. The closings of the international and Mexican offerings are conditioned upon each other.

Reallocations	The number of Series B shares being offered in the global offering, directly or in the form of ADSs (including any Series B shares offered pursuant to the option to purchase additional shares), may be reallocated between the international offering and the Mexican offering, depending upon demand and other related factors in the Mexican and international markets.

Option to purchase additional shares

The selling shareholder has granted to the international underwriters and to the Mexican underwriters independent options to purchase up to 9,000,000 additional Series B shares, directly or in the form of ADSs within 30 days from the date of this prospectus supplement.

Use of proceeds

The selling shareholder will receive all of the net proceeds from the sale of Series B shares, directly or in the form of ADSs, in this offering. The selling shareholder is expecting to prepay a bridge loan facility for U.S.$ 125.0 million with Merrill Lynch, Pierce, Fenner & Smith Incorporated with the net proceeds from this offering. The selling shareholder may also use the net proceeds of the offering to repay other outstanding indebtedness, including indebtedness owed to affiliates of the international underwriters and the Mexican underwriters. See “Underwriting (Conflicts of Interest).”

We will not receive any proceeds from the sale of Series B shares, directly or in the form of ADSs, by the selling shareholder.

Listing	The Series B shares are listed on the Mexican Stock Exchange under the symbol “OMA”. The ADSs are listed on NASDAQ under the symbol “OMAB”.

ADS Depositary	JPMorgan Chase Bank, N.A.

Settlement	Settlement of the ADSs will be made through DTC. Settlement of Series B shares will be made through Indeval.

Lock-up agreements	We, the selling shareholder and our executive officers and directors have agreed that, for a period of 90 days (with respect to us and our executive officers and directors) and 365 days (with respect to the selling shareholder) from the date of this prospectus supplement, we and they will not, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, sell, dispose of or hedge any Series B shares or ADSs or any securities convertible into or exchangeable for Series B shares or ADSs. See “Underwriting” for more information.

Authorized and outstanding capital stock of the issuer	400,000,000 ordinary shares, consisting of 341,200,000 Series B shares and 58,800,000 Series BB shares.

Voting rights	Holders of our ordinary shares are entitled to one vote per share; however, holders of our Series BB shares have certain special voting rights. Subject to Mexican law and the terms of the deposit agreement, holders of ADSs will have the right to instruct the depositary how to vote the number of Series B shares represented by their ADSs. See “Description of our Capital Stock” and “Description of the American Depositary Shares” in the accompanying prospectus.

Dividends

Our current dividend policy has a fixed and a variable component paid annually in equal quarterly installments. The fixed component is Ps. 325.0 million per year. The variable component will be based on the funds available for distribution in excess of the fixed component.

Our current dividend policy presupposes that the declaration and amount of dividends, both fixed and variable, paid are subject to (and determined by) the following factors:

•    dividends are subject to the approval of our shareholders, based on the recommendation of our Board of Directors;

•    compliance with applicable law regarding the declaration and payment of dividends with respect to any year, including the establishment of the annual statutory legal reserve fund of 5%;

•    the payment of dividends are subject to our financial position and dependent upon there being no adverse financial changes; and

•    the payment of dividends must be tax-efficient.

The holders of ADSs will be entitled to receive dividends to the same extent as the owners of our Series B shares, subject to deduction of any fees and charges of the depositary. See “Dividends” in our most recent annual report on Form 20-F, incorporated by reference herein.

Taxation

Under the current Mexican income tax law, dividends, either in cash or in kind, paid to holders of Series B shares or ADSs who are not residents of Mexico for tax purposes are not subject to any Mexican withholding taxes payable on behalf of the holders.

Gain on the sale of ADSs by a holder who is not a resident of Mexico for tax purposes will generally not be subject to any Mexican tax. Gain on the sale of Series B shares by a such a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), among other requirements. See “Taxation” in the accompanying prospectus and “Additional Information—Taxation” in our most recent annual report on Form 20-F incorporated by reference herein.

Risk factors	See “Risk Factors” beginning on page S-13 as well as on page 8 of our most recent annual report on Form 20-F incorporated by reference herein for a discussion of certain risk factors relating to us, our business and an investment in the Series B shares and ADSs.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F incorporated herein by reference. We have also set forth below an additional risk factor related to our Series B shares and ADSs. We may include further risk factors in subsequent reports on Form 6-K incorporated by reference in the accompanying prospectus, of which this prospectus supplement forms a part. You should carefully consider all these risk factors in addition to the other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus before making an investment decision regarding the Series B shares and ADSs.

Risks Relating to Our Series B Shares and ADSs

The market price of our Series B shares and ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our Series B shares and ADSs may prevent you from being able to sell your Series B shares or ADSs at or above the price you paid for them. The market price and liquidity of the market for our Series B shares and ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

•	actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

•	high volatility in the market price of the shares of companies in the sectors in which we participate that are not necessarily related to our performance;

•	investor perceptions of our prospects or our industry;

•	operating performance of companies comparable to us and increased competition in our industry;

•	new laws or regulations or new interpretations of laws and regulations applicable to our business;

•	general economic trends in Mexico, Latin America, the United States and in other countries and regions;

•	catastrophic events, such as hurricanes, earthquakes and other natural disasters and terrorist attacks; and

•	developments and perceptions of risks in Mexico and in other countries.

Future sales of shares by us and our shareholders may depress the price of our Series B shares and ADSs.

Future sales of substantial amounts of our capital stock or the perception that such future sales may occur, may depress the price of our Series B shares or ADSs. We cannot assure you that the price of our Series B shares and ADSs would recover from any such decline in value.

USE OF PROCEEDS

The selling shareholder will receive all of the net proceeds from the sale of Series B shares, directly or in the form of ADSs, in this offering. The selling shareholder is expecting to prepay a bridge loan facility for U.S.$ 125.0 million with Merrill Lynch, Pierce, Fenner & Smith Incorporated with the net proceeds from this offering. The selling shareholder may also use the net proceeds of the offering to repay other outstanding indebtedness, including indebtedness owed to affiliates of the international underwriters and the Mexican underwriters. See “Underwriting (Conflicts of Interest).”

We will not receive any proceeds from the sale of Series B shares, directly or in the form of ADSs, by the selling shareholder.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve for cable transfers in Mexican pesos. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore the data provided for the periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. All amounts are stated in pesos and have not been restated in constant currency units. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2008	13.94	9.92	13.83	11.14
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013:
January	12.79	12.59	12.73	12.70
February	12.88	12.64	12.78	12.72
March	12.80	12.32	12.32	12.50
April	12.34	12.07	12.13	12.21
May	12.78	11.98	12.78	12.30
June	13.41	12.70	12.99	12.96

(1) Average of month-end rates or daily rates, as applicable.

Sources:   Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, and, as a result, will likely affect the market price of the ADSs. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

On December 31, 2012, the U.S. Federal Reserve noon buying rate was Ps. 12.96 per U.S.$ 1.00. On June 28, 2013, the U.S. Federal Reserve noon buying rate was Ps. 12.99 per U.S.$ 1.00.

For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls” in our most recent annual report on Form 20-F, which is incorporated by reference herein.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of March 31, 2013. This table should be read together with our audited consolidated financial statements and the other financial information in our most recent annual report on Form 20-F, which is incorporated by reference herein, and our unaudited condensed consolidated interim financial statements included herein.

	As of March 31, 2013
	(in thousands of pesos)		(in thousands of dollars)(1)
Short-term debt(2)	Ps.	604,677	U.S.$	48,962
Current portion of long-term debt(3)		31,762		2,572

Total short-term debt		636,439		51,534
Peso-denominated long-term debt		2,788,886		225,821
Dollar-denominated long-term debt		194,001		15,709

Total long-term debt		2,982,887		241,530

Total debt		3,619,326		293,064

Shareholders’ equity:
Capital stock		3,897,168		315,560
Premium on share issuance		29,786		2,412
Retained earnings		2,309,268		186,985
Reserves for the repurchase of shares		404,774		32,775
Other comprehensive income		(8,354)		(676)
Non-controlling interest		8,900		721

Total shareholders’ equity		6,641,542		537,777

Total capitalization	Ps.	10,260,868	U.S.$	830,841

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 12.35 per U.S.$ 1.00, the exchange rate determined by reference to the interbank selling rate as reported by Banamex on March 31, 2013, solely for the convenience of the reader.

(2) Includes bank debt and debt securities.
(3) Current portion of long-term debt corresponds to current portion of dollar-denominated long-term debt.

SHARE PRICE INFORMATION

The information set forth in the tables below reflects actual historical amounts at the trade dates and has not been restated in constant pesos. Each ADS represents eight Series B shares.

The following table sets forth, for the five most recent full financial years, the annual high and low market prices for our Series B shares on the Mexican Stock Exchange in pesos and for our ADSs on NASDAQ in U.S. dollars.

	NASDAQ		Mexican Stock Exchange
	U.S. dollars per ADS		Pesos per Series B Share
	Low	High	Low	High
2008	7.06	23.98	12.29	34.20
2009	7.37	14.02	12.53	22.98
2010	11.51	16.27	18.71	24.98
2011	12.25	18.85	20.08	27.40
2012	13.05	23.81	21.85	37.86

Sources: Mexican Stock Exchange and NASDAQ.

The following table sets forth, for the periods indicated, the reported high and low market prices for our Series B shares on the Mexican Stock Exchange in pesos and for our ADSs on NASDAQ in U.S. dollars.

	NASDAQ		Mexican Stock Exchange
	U.S. dollars per ADS		Pesos per Series B Share
	Low	High	Low	High
2011
First quarter	13.96	15.98	21.03	24.01
Second quarter	15.32	18.15	22.52	26.93
Third quarter	12.46	18.85	20.08	27.40
Fourth quarter	12.25	14.15	21.60	24.99
2012
First quarter	13.05	16.79	21.85	27.00
Second quarter	13.45	16.62	23.60	27.65
Third quarter	16.05	18.10	27.00	29.83
Fourth quarter	17.88	23.81	28.69	37.86
2013
First quarter	22.47	33.40	35.99	49.85
Second quarter	22.83	34.35	37.97	52.51
Third quarter (through July 5, 2013)	25.33	26.20	41.45	42.86

Sources: Mexican Stock Exchange and NASDAQ.

The following table sets forth, for each of the most recent six months and for the current month, the reported high and low market prices for our Series B shares on the Mexican Stock Exchange in pesos and for our ADSs on NASDAQ in U.S. dollars.

	NASDAQ		Mexican Stock Exchange
	Low	High	Low	High
	(U.S. dollars per ADS)		(Pesos per Series B share)
November 2012	17.88	20.48	29.49	32.78
December 2012	23.81	20.45	33.15	37.86
January 2013	22.47	26.62	35.02	42.45
February 2013	26.35	28.27	42.40	44.67
March 2013	27.84	33.40	44.00	49.85
April 2013	29.41	34.35	44.71	52.51
May 2013	27.65	32.52	43.06	49.33
June 2013	22.83	27.84	37.97	44.49
July 2013 (through July 5, 2013)	25.33	26.20	41.45	42.86

Sources: Mexican Stock Exchange and NASDAQ.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables present a summary of our consolidated financial and operating information for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited and unaudited financial statements, including the notes thereto. Our audited annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and our unaudited condensed consolidated financial statements are presented in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Information as of and for the three months ended March 31, 2012 and 2013 has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our unaudited condensed consolidated interim financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013, included herein, and the notes thereto. The unaudited financial information presented below has been prepared on the same basis as our audited annual consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operation as of the dates and for the periods indicated. Results for the three months ended March 31, 2013 are not, however, necessarily indicative of results to be expected for the full year 2013.

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012	2012	2012	2013
	(in thousands of pesos)			(in thousands of dollars)(1)	(in thousands of pesos)		(in thousands of dollars)(1)
					(unaudited)
Statements of Comprehensive Income data:
Revenues:
Aeronautical services(2)	1,652,626	1,870,177	2,130,663	172,523	481,247	517,117	41,872
Non-aeronautical services(3)	491,797	588,671	688,957	55,786	152,109	183,829	14,885
Construction services	430,029	330,863	321,718	26,050	71,145	86,706	7,021

Total revenues	2,574,452	2,789,711	3,141,338	254,359	704,501	787,652	63,778

Operating costs:
Costs of services	688,381	606,091	661,749	53,583	141,766	154,830	12,537
Major maintenance provision	64,274	165,683	164,208	13,296	41,052	41,052	3,324
Cost of construction	430,029	330,863	321,718	26,050	71,145	86,706	7,021
Administrative expenses	380,474	432,340	452,217	36,617	100,465	105,770	8,564
Concession taxes(4)	103,067	115,979	137,028	11,095	30,472	33,230	2,691
Technical assistance fees(5)	47,567	55,150	67,365	5,455	15,429	17,045	1,380
Depreciation and amortization	149,232	165,088	186,803	15,126	44,898	49,366	3,997
Other (expenses) income, net	(9,090)	(751)	(9,924)	(804)	(5,196)	(2,626)	(213)

Total operating costs	1,853,934	1,870,443	1,981,164	160,418	440,031	485,373	39,301

Income from operations	720,518	919,268	1,160,174	93,941	264,470	302,279	24,477

Interest income	15,791	16,079	27,764	2,248	5,362	14,629	1,185
Interest expense	(87,088)	(98,431)	(103,846)	(8,409)	(22,322)	(35,193)	(2,850)
Exchange gain (loss), net	1,562	(38,766)	23,168	1,876	25,369	9,399	761

Income before income taxes	650,783	798,150	1,107,260	89,657	272,879	291,114	23,573
Income tax expense	(8,796)	182,070	288,172	23,334	88,989	65,097	5,271

Consolidated net income	659,579	616,080	819,088	66,323	183,890	226,017	18,302

Actuarial losses from defined benefit plan	0	0	(11,313)	(916)	—	(599)	(50)
Deferred tax effects	0	0	3,390	274	—	168	14

Consolidated comprehensive income	659,579	616,080	811,165	65,681	183,890	225,586	18,266

Basic and diluted earnings per share(6)	1.6532	1.5439	2.0327	0.1646	0.4609	0.5652	0.0458
Basic and diluted earnings per American Depositary Share (“ADS”)(6)	13.2256	12.3512	16.2616	1.3167	3.6872	4.5216	0.5496

Other operating data:
Total terminal passengers (thousands of passengers)(7)	11,588	11,773	12,594	—	2,896	3,029	—
Total air traffic movements (thousands of movements)	345	336	332	—	83	79	—
Aeronautical + non-aeronautical revenues per terminal passenger(8)	185	209	224	—	219	231	—

	As of December 31,				As of March 31,
	2010	2011	2012	2012	2013
	(in thousands of pesos)			(in thousands of dollars)(1)	(in thousands of pesos)	(in thousands of dollars)(1)
					(unaudited)
Condensed Statements of Financial Position data:
Cash and cash equivalents	312,838	523,634	1,152,433	93,314	2,892,630	234,221
Total current assets	897,009	1,163,381	1,696,415	137,362	3,403,742	275,606
Land, buildings, machinery and equipment (net)	2,093,160	2,118,450	2,150,327	174,116	2,155,737	174,554
Investments in airport concessions	5,561,881	5,769,688	5,942,989	481,214	5,988,375	484,889
Total assets	8,703,959	9,295,154	10,010,410	810,560	11,769,945	953,032
Current liabilities	1,108,101	824,945	1,216,881	98,533	1,282,429	103,840
Total liabilities	2,827,949	3,210,653	3,594,459	291,049	5,128,403	415,255
Total shareholders’ equity	5,876,010	6,084,501	6,415,956	519,511	6,641,542	537,777

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands of pesos)			(in thousands of dollars)(1)	(in thousands of pesos)	(in thousands of dollars)(1)
					(unaudited)
Condensed Statements of Cash Flow data:
Net cash flows from operating activities	482,501	749,144	1,260,413	102,058	279,218	22,608
Net cash flows used in investing activities	(399,091)	(454,475)	(393,884)	(31,893)	(49,727)	(4,026)
Net cash flows provided by (used in) financing activities	(38,306)	(83,873)	(237,730)	(19,249)	1,510,706	122,325
Increase in cash and cash equivalents	45,104	210,796	628,799	50,915	1,740,197	140,907

(1)	Translated into dollars at the rate of Ps. 12.35 per U.S.$ 1.00, the interbank selling rate as reported by Banamex on March 31, 2013. Per share dollar amounts are expressed in dollars (not thousands of dollars). Operating data is expressed in units indicated.
(2)	Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees based on the aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from the aircraft to the terminal building, a security charge for each departing passenger and other sources of revenues subject to regulation under our maximum rates.
(3)	Revenues from non-aeronautical services represent sources of revenues not subject to regulation under our maximum rates and consist of revenues from hotel services, car parking charges, advertising, leasing of commercial space to tenants, food and beverage services, retail, car rentals, revenues from OMA Carga, revenues from our checked baggage-screening services and other miscellaneous sources of revenues. Pursuant to our concessions and to the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Ministry of Communications and Transportation could decide to regulate such rates, and such rates may be regulated by other authorities.
(4)	Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently equal to 5% of each concession holder’s gross annual revenues.

(5)	We pay Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a technical assistance fee under the Technical Assistance Agreement entered into in connection with SETA’s purchase of its Series BB shares. This fee is described in our 2012 annual report on Form 20-F, filed on April 29, 2013 (SEC File No. 1-33168), under “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements with SETA.”
(6)	Based on 398,967,758 weighted average common shares in 2010, 399,039,231 weighted average common shares in 2011, 399,060,153 weighted average common shares in 2012, 398,930,724 weighted average common shares for the three months ended March 31, 2012 and 399,127,527 weighted average common shares for the three months ended March 31, 2013. Earnings per ADS are based on the ratio of eight Series B shares per ADS.
(7)	Arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(8)	Aeronautical plus non-aeronautical revenues divided by terminal passengers for the period. Expressed in pesos (not thousands of pesos).

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our unaudited condensed consolidated interim financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013, included herein, and the notes thereto. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS and presented in accordance with IAS 34, Interim Financial Reporting. Our results of operations for the three-month period ended March 31, 2013 are not necessarily indicative of results to be expected for the entire fiscal year. The following discussion should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects” in our 2012 annual report on Form 20-F, filed on April 29, 2013 (SEC File No. 1-33168).

Passenger Traffic

For the three months ended March 31, 2013, total passenger traffic increased by 4.6% as compared to the three months ended March 31, 2012. Domestic passenger traffic increased by 5.1%, due primarily to an 8.2% increase at the Monterrey airport because of increased traffic on the Veracruz and Cancún routes, a 5.7% increase at the Culiacán airport because of increased traffic on the Tijuana and San José del Cabo routes, a 7.8% increase at the Mazatlán airport because of increased traffic on the Monterrey route, a 9.0% increase at the Acapulco airport because of increased traffic on the Mexico City route and a 43.0% increase at the Reynosa airport because of increased traffic on the Mexico City route. International passenger traffic increased by 2.6%, due primarily to a 13.1% increase at the Monterrey airport because of increased traffic on the Dallas and Chicago routes and a 63.4% increase at the Culiacán airport because of increased traffic on the Los Angeles route.

Terminal Passenger Traffic by Airport (1)

	For the Three Months Ended March 31,
Airport	2012	2013	% Change
Acapulco	152,668	162,469	6.4%
Ciudad Juárez	163,594	151,167	(7.6%)
Culiacán	262,977	279,769	6.4%
Chihuahua	186,540	191,277	2.5%
Durango	57,739	52,484	(9.1%)
Mazatlán	192,991	196,280	1.7%
Monterrey	1,288,815	1,404,122	8.9%
Reynosa	60,221	86,052	42.9%
San Luis Potosí	64,924	58,812	(9.4%)
Tampico	139,362	135,240	(3.0%)
Torreón	94,561	96,944	2.5%
Zacatecas	64,455	55,784	(13.5%)
Zihuatanejo	166,848	158,991	(4.7%)

Total	2,895,695	3,029,390	4.6%

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers who arrive at our airports but generally depart without changing aircraft.

Consolidated Operating Results

Revenues

The following table sets forth our revenues for the periods indicated:

	For the Three Months Ended March 31,
	2012		2013	% Change
	(in thousands of pesos)
Revenues:
Aeronautical revenues	Ps.	481,247	Ps. 517,117	7.5%
Non-aeronautical revenues		152,109	183,829	20.9%

Total aeronautical + non-aeronautical revenues		633,356	700,946	10.7%
Construction revenues		71,145	86,706	21.9%

Total revenues	Ps.	704,501	Ps. 787,652	11.8%

Total revenues for the three months ended March 31, 2013 were Ps. 787,652 thousand, 11.8% higher than the Ps. 704,501 thousand recorded for the three months ended March 31, 2012, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues for the three months ended March 31, 2013 increased by 10.7% as compared to for the three months ended March 31, 2012.

Aeronautical Revenues

Aeronautical revenues increased by 7.5% to Ps. 517,117 thousand for the three months ended March 31, 2013 from Ps. 481,247 thousand for the three months ended March 31, 2012, due primarily to a 7.1% increase in revenues from passenger charges from Ps. 393,484 thousand for the three months ended March 31, 2012 to Ps. 421,242 thousand for the three months ended March 31, 2013. This increase in passenger charges was attributable to a 4.6% increase in passenger traffic from 2.9 million for the three months ended March 31, 2012 to 3.0 million for the three months ended March 31, 2013. Aeronautical revenues per workload unit for the three months ended March 31, 2013 were Ps. 160.0 compared to Ps. 154.6 for the three months ended March 31, 2013, an increase of 3.5%.

Non-Aeronautical Revenues

Non-aeronautical revenues increased by 20.9% to Ps. 183,829 thousand for the three months ended March 31, 2013 from Ps. 152,109 thousand for the three months ended March 31, 2012, due primarily to revenues from checked-baggage screening, our cargo logistics services subsidiary OMA Carga, the Terminal 2 NH Hotel at the Mexico City International Airport and advertising at our airports. Non-aeronautical revenues per terminal passenger increased by 15.5%, from Ps. 52.5 for the three months ended March 31, 2012 to Ps. 60.7 for the three months ended March 31, 2013. Non-aeronautical revenues per passenger, excluding revenues from the Terminal 2 NH Hotel, increased by 20.5% to Ps. 47.4 for the three months ended March 31, 2013 from Ps. 39.3 for the three months ended March 31, 2012.

Construction Revenues

Revenues from construction services for the three months ended March 31, 2013 were Ps. 86,706 thousand, an increase of 21.9% from Ps. 71,145 thousand for the three months ended March 31, 2012, as a result of an increase in investments in improvements to concession assets, including renovation of terminal buildings, purchase and maintenance of machinery and equipment and maintenance of runways and aprons. Construction revenues represent a noncash item that is fully offset by a corresponding construction expense line item.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Three Months Ended March 31,
	2012		2013		% Change
	(in thousands of pesos)
Operating Costs:
Cost of services:
Employee costs	Ps.	33,677	Ps.	37,531	11.4%
Maintenance		11,597		17,302	49.2%
Safety, security and insurance		28,491		34,972	22.7%
Utilities		29,739		29,936	0.7%
Real estate leases		8,714		7,262	(16.7%)
Allowance for doubtful accounts		—		(2,956)	—
Hotel services costs		16,148		16,770	3.9%
Other		13,400		14,013	4.6%

Total cost of services		141,766		154,830	9.2%
Maintenance provision		41,052		41,052	(0.0%)
Construction costs		71,145		86,706	21.9%
Administrative expenses		100,465		105,770	5.3%
Concession taxes		30,472		33,230	9.0%
Technical assistance fees		15,429		17,045	10.5%
Depreciation and amortization(1)		44,898		49,366	9.9%
Other expenses (income), net		(5,196)		(2,626)	(49.5%)

Total operating costs	Ps.	440,031	Ps.	485,373	10.3%

(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our commercial tenants) and other miscellaneous expenses. Our cost of services for the three months ended March 31, 2013 increased by 9.2% as compared to the three months ended March 31, 2012, principally as a result of increases in costs for operating checked-baggage screening, maintenance, payroll and insurance, all due to the start of our checked-baggage screening operations, which became effective for all airlines operating at our airports in December 2012.

Construction Costs

We invest in additions and upgrades to our concession assets in accordance with our master development programs. Construction costs for the three months ended March 31, 2013 increased by 21.9% as compared to the three months ended March 31, 2012, as a result of an increase in investments in improvements to concession assets. However, as our construction costs are equal to our revenues from construction services, such increase in construction costs is offset by a corresponding increase in construction revenues.

Administrative Expenses

Our administrative expenses consist primarily of personnel expenses, fees and expenses paid to consultants and other providers of professional services and other administrative overhead expenses. Administrative expenses for the three months ended March 31, 2013 increased by 5.3% as compared to the three months ended March 31, 2012, principally as a result of increases in the bonus provision as compared to the corresponding period.

Operating Margin

Our consolidated operating margin increased to 38.4% for the three months ended March 31, 2013 from 37.5% for the three months ended March 31, 2012, due primarily to an 11.8% increase in total revenues that outpaced a 10.3% increase in total operating costs.

Income from Operations

On a consolidated basis, our operating income for the three months ended March 31, 2013 was Ps. 302,279 thousand, an increase of 14.3% from Ps. 264,470 thousand for the three months ended March 31, 2012, as a result of the foregoing factors.

Exchange Gain

We had a net exchange gain for the three months ended March 31, 2013 of Ps. 9,399 thousand, a decrease of 63.0% from Ps. 25,369 thousand for the three months ended March 31, 2012, due primarily to the appreciation of the peso relative to the dollar.

Net Interest Expense

Our net interest expense for the three months ended March 31, 2013 was Ps. 20,564 thousand, an increase of 21.3% from Ps. 16,960 thousand for the three months ended March 31, 2012, due primarily to increased total debt.

Income Tax Expense

Our income tax expense for the three months ended March 31, 2013 was Ps. 65,097 thousand, a decrease of 26.8% from Ps. 88,989 thousand for the three months ended March 31, 2012, due primarily to a reduction in our deferred income tax and Business Flat Tax (Impuesto Empresarial a Tasa Única) of Ps. 29,673 thousand, primarily as a result of reductions in accrued expenses and provisions due to payments made during 2013.

Consolidated Net Income

Our consolidated net income for the three months ended March 31, 2013 was Ps. 226,017 thousand, an increase of 22.9% from Ps. 183,890 thousand for the three months ended March 31, 2012. Earnings per share were Ps. 0.57 and earnings per ADS were U.S.$ 0.37 for the three months ended March 31, 2013. This compares to earnings of Ps. 0.46 per share and U.S.$ 0.30 per ADS for the three months ended March 31, 2012.

Consolidated Statements of Financial Position Data

As of March 31, 2013, investments in airport concessions represented 50.9% of our total assets, with current assets representing 28.9%.

Cash and cash equivalents as of March 31, 2013 were Ps. 2,892,630 thousand, an increase of 151.0% from Ps. 1,152,433 thousand as of December 31, 2012, due primarily to the issuance of Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) in the Mexican capital markets in March 2013.

As of March 31, 2013, total shareholders’ equity was Ps. 6,641,542 thousand and total liabilities were Ps. 5,128,403 thousand, representing 56.4% and 43.6%, respectively, of total assets.

Expenditures Pursuant to Master Development Programs and Capital Expenditures

For the three months ended March 31, 2013, our expenditures pursuant to our master development programs were Ps. 169,286 thousand, of which Ps. 66,278 thousand corresponded to major maintenance, which is a component of our master development programs and was a charge against the maintenance provision, thereby reducing this non-current liability. Our capital expenditures pursuant to our master development programs were Ps. 86,706, and other capital expenditures, which relate to expenditures subject to capitalization outside of the scope of our master development programs, were Ps. 14,004.

Liquidity and Capital Resources

For the three months ended March 31, 2013, we generated Ps. 279,218 thousand in net cash flows from operating activities as a result of higher operating income and improved working capital management.

Net cash flows used in investing activities was Ps. 49,727 thousand as a result of improvements to our concession assets and investments in fixed assets.

Net cash flows received from financing activities was Ps. 1,510,706 thousand as a result of our issuance of Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles), to be used to repay short-term debt and to finance capital expenditures, and Ps. 100,000 thousand in 28-day commercial paper, to be used for working capital needs and general corporate purposes, in the Mexican capital markets.

Our total bank debt and long-term securities (including the current portion thereof) debt as of March 31, 2013 was Ps. 3,619,326 thousand.

RECENT DEVELOPMENTS

Payment of first installment of capital stock reimbursement to shareholders

On May 23, 2013, we made a payment of Ps. 400,000 thousand, or Ps. 1.00 per share, as the first installment of a Ps. 1,200,000 thousand capital stock reimbursement to shareholders approved by our Annual General Shareholders’ Meeting on April 16, 2013. The record date for this payment was May 20, 2013. We expect that the remaining Ps. 800,000 thousand of the capital stock reimbursement will be paid in four quarterly installments of Ps. 200,000 thousand, or Ps. 0.50 per share, on or before the following dates: July 31, 2013, October 31, 2013, January 31, 2014 and April 30, 2014.

SELLING SHAREHOLDER

The following table sets forth certain information regarding our Series B shares, including shares represented by ADSs, held by the selling shareholder as of June 7, 2013 and as adjusted to show the effects of the offering. Percentage of beneficial ownership is based on a total of 400,000,000 ordinary nominal Class I shares authorized as of June 7, 2013, without par value, which are fully subscribed and paid, of which 341,200,000 are Series B shares and 58,800,000 are Series BB shares.

Name and Address of the Selling Shareholder	Series B Shares Beneficially Owned as of June 7, 2013		Series B Shares Being Registered for Resale	Series B Shares Beneficially Owned After the Resale
	Number	%	Number	Number	%	Number	%
				Before exercise of independent options		After exercise of independent options
Aeroinvest(1) Blvd. Manuel Ávila Camacho 36, Piso 15 Col. Lomas de Chapultepec Del. Miguel Hidalgo 11000 Mexico City, Mexico	167,702,700	41.9%	60,000,000	107,702,700	26.9%	98,702,700	24.7%

(1)	In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of the 8,000,000 Series B shares and 58,800,000 Series BB shares owned by Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), as of June 7, 2013 by virtue of Aeroinvest’s ownership of 74.5% of SETA’s outstanding capital stock. Aeroinvest is an indirect wholly owned subsidiary of Empresas ICA, S.A.B. de C.V.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as global coordinator, joint bookrunner and representative of each of the international underwriters named below. Banco Bilbao Vizcaya Argentaria, S.A., Santander Investment Securities Inc., Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as joint bookrunners for the international offering. Banco Bilbao Vizcaya Argentaria, S.A. is only participating in the international offering outside of the United States under Regulation S of the Securities Act. Banco Bilbao Vizcaya Argentaria, S.A. is not a broker-dealer registered with the SEC and will not be offering or selling securities in the United States or to U.S. nationals or residents. The selling shareholder is offering the Series B shares and ADSs described in this prospectus supplement and the accompanying prospectus through the international underwriters named below. In this offering, the selling shareholder will offer                  Series B shares (directly or in the form of ADS) internationally and                  Series B shares in a concurrent offering in Mexico, subject to reallocation. Subject to the terms and conditions of the underwriting agreement dated as of the date of this prospectus supplement, the selling shareholder has agreed to sell to the international underwriters, and each of the international underwriters have agreed to purchase, severally and not jointly, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of Series B shares, directly or in the form of ADSs, listed next to its name in the following table:

International Underwriter	Number of Series B shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banco Bilbao Vizcaya Argentaria, S.A.
Santander Investment Securities Inc.
Barclays Capital Inc.
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions of the Mexican underwriting agreement dated as of the date of this prospectus supplement, the selling shareholder has agreed to sell to each of the Mexican underwriters named below, and the Mexican underwriters have agreed to purchase, severally and not jointly, the number of Series B shares listed next to its name in the following table:

Mexican Underwriter	Number of Series B shares
Merrill Lynch México, S.A. de C.V., Casa de Bolsa.
Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México

Total

The international and Mexican underwriting agreements provide that the obligations of the international and Mexican underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our and the selling shareholder’s counsel and our independent auditors. The international and Mexican underwriters are obligated to purchase all the Series B shares and ADSs offered by the selling shareholder if they purchase any Series B shares and ADSs (other than those covered by the underwriters’ option to purchase additional shares described below).

The selling shareholder has granted to the international underwriters and the Mexican underwriters independent options to purchase up to 9,000,000 additional Series B shares, directly or in the form of ADSs. The underwriters have 30 days from the date of this prospectus supplement to exercise, in whole or in part, this option. If any additional Series B shares and ADSs are purchased, the underwriters will offer the additional Series B shares and ADSs on the same terms as those on which the shares are being offered hereby.

The representative has advised us and the selling shareholder that the international underwriters propose to offer the Series B shares and ADSs directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of U.S.$         per ADS, or U.S.$         per Series B share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to U.S.$         per ADS, or U.S.$         per Series B share, from the public offering price. After the initial offering, the public offering price and other selling terms may be changed by the international underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholder. The information assumes either no exercise or full exercise by the international underwriters of their option to purchase additional Series B shares, directly or in the form of ADSs.

	Per Series B Share	Total Series B Shares (Without Option)	Total Series B Shares (With Option)	Per ADS	Total ADSs (Without Option)	Total ADSs (With Option)
Public offering price	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Underwriting discount	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Proceeds, before expenses, to the selling shareholder	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$

The selling shareholder estimates that its total expenses for the offering, not including the underwriting discount, will be approximately U.S.$ 1,666,240. All of our expenses related to this offering will be borne by the selling shareholder.

The selling shareholder has agreed to reimburse the international underwriters for their expenses in an amount of up to U.S.$ 5,000, which may be incurred in connection with the review by Financial Industry Regulatory Authority Inc. of the terms of the Series B shares and ADSs offered hereby.

A prospectus in electronic format may be made available on the web sites maintained by the international underwriters, or selling group members, if any, participating in the offering. The international underwriters may agree to allocate a number of Series B shares and ADSs to international underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to international underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, the selling shareholder and our executive officers and directors have agreed with the international underwriters prior to the commencement of this offering that we and they, for a period of 90 days (with respect to us and our executive officers and directors) and 365 days (with respect to the selling shareholder) after the date of this prospectus supplement, may not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or cause to be filed with the SEC a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or with the CNBV a prospectus under Mexican securities laws relating to, any shares of any class of our capital stock (including in the form of Series B shares or ADSs) or any securities convertible into or exercisable or exchangeable for any shares of our capital stock (including in the form of Series B shares or ADSs) (including without limitation, such other securities that may be deemed to be beneficially owned by the selling shareholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our capital stock (including in the form of Series B shares or ADSs) or any securities convertible into or exercisable or exchangeable for any of our shares of our capital stock (including in the form of Series B shares or ADSs),

whether any such transaction described in the bullet points above is to be settled by delivery of any shares of our capital stock (including in the form of Series B shares or ADSs) or any securities convertible into or exercisable or exchangeable for any of our shares of our capital stock (including in the form of Series B shares or ADSs) or such other securities, in cash or otherwise. In addition, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lockup” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable. These restrictions do not apply to the sales of Series B shares or ADSs to the underwriters.

We and the selling shareholder have agreed to indemnify the international and Mexican underwriters against certain liabilities, including liabilities under the Securities Act.

Our Series B shares are listed on the Mexican Stock Exchange under the symbol “OMA”. Our ADSs are listed on NASDAQ under the symbol “OMAB”.

In connection with the offering, the international underwriters may engage in stabilizing transactions outside of Mexico, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the international underwriters of a greater number of ADSs than the number of ADSs that they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the international underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising its option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the international underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the international underwriters may purchase ADSs through the option to purchase additional shares. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the Series B shares or ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the international underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the international underwriters may be required to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Series B shares or the ADSs or preventing or retarding a decline in the market price of the Series B shares or the ADSs, and, as a result, the price of the Series B shares or the ADSs may be higher than the price that otherwise might exist in the open market. If the representative commences these activities, it may discontinue them at any time. The international underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise; provided that no stabilization activities may be conducted in Mexico.

The international and Mexican underwriters and their affiliates have provided in the past to us and our affiliates and to the selling shareholder and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, the selling shareholder and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, on June 6, 2013, Aeroinvest, our controlling shareholder, entered into a bridge loan facility for U.S.$ 125.0 million with Merrill Lynch, Pierce, Fenner & Smith Incorporated. The bridge loan facility is expected to be prepaid by Aeroinvest with the net proceeds from its offering and sale of our Series B shares, directly or in the form of ADSs. The selling shareholder may also use the net proceeds of the offering to repay other outstanding indebtedness, including indebtedness owed to affiliates of the international underwriters and the Mexican underwriters. In addition, from time to time, the international and Mexican underwriters and their affiliates may effect transactions for its own account or the account of customers, and hold on behalf of itself or its customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

This prospectus supplement and the accompanying prospectus do not constitute an offer or an invitation by or on behalf of our company, the selling shareholder or the underwriters to subscribe for or purchase any Series B shares, directly or in the form of ADSs, in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Series B shares, directly or in the form of ADSs, in certain jurisdictions may be restricted by law. We, the selling shareholder and the underwriters require persons into whose possession this prospectus supplement and the accompanying prospectus come to inform themselves about and to observe any such restrictions.

Notices to Prospective Investors

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and does not constitute an offer except to the following categories of exempt persons:

(i)	“sophisticated investors” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

(ii)	“sophisticated investors” under section 708(8)(c) or (d) of the Corporations Act who have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before any offer has been made; and

(iii)	“professional investors” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

By accepting this document, you warrant and agree that:

(i)	you are an exempt investor under one of the above categories; and

(ii)	you will not offer any shares issued or sold to you pursuant to this document for sale in Australia within 12 months of those shares being issued or sold unless any such sale offer is exempt from the requirement to issue a disclosure document under sections 708 or 708A of the Corporations Act.

Notice to Prospective Investors in Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

This offering has not been and will not be registered under Brazilian Federal Law No. 6385/76 or under any other Brazilian securities law. Accordingly, our Series B shares and the offering have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobilários).

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

Notice to Prospective Investors in Chile

Our Series B shares are not registered in the Chilean Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Insurance Supervisor (Superintendencia de Valores y Seguros). This prospectus and other offering materials relating to the offer of the shares of our Series B shares do not constitute a public offer of, or an invitation to subscribe for or purchase, Series B shares in Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Law (Ley del Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(a)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(b)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive

2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

The address for the global coordinator for the offering is Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, 21st Floor, New York, New York 10036. The addresses for the joint bookrunners are BBVA Bancomer, Montes Urales 620, Piso 2, Col. Lomas de Chapultepec, 11000 Mexico City, Mexico; Santander Investment Securities Inc., 45 East 53rd Street, New York, NY 10022; Barclays, 745 Seventh Avenue, New York, NY 10019; and Morgan Stanley, 1585 Broadway, New York, NY 10036.

EXPENSES RELATING TO THE OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commission, that we expect to incur in connection with the filing of this prospectus supplement.

Legal fees and expenses	U.S.$	750,750
Accounting fees and expenses		137,500
Miscellaneous		777,990

Total	U.S.$	1,666,240

LEGAL MATTERS

Certain legal matters in connection with this offering with respect to New York law will be passed upon for GACN and the selling shareholder by Cleary Gottlieb Steen & Hamilton LLP and for the international underwriters by Paul Hastings LLP. Certain legal matters in connection with this offering with respect to Mexican law will be passed upon for GACN and the selling shareholder by Ritch Mueller, S.C., and for the international underwriters by Raz Guzmán, S.C.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2013 and for the Three Months Ended March 31, 2013 and 2012	F-2

Unaudited Condensed Consolidated Statements of Financial Position	F-3

Unaudited Condensed Consolidated Statements of Comprehensive Income	F-4

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity	F-5

Unaudited Condensed Consolidated Statements of Cash Flows	F-6

Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-7

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and

Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Unaudited Condensed

Consolidated Interim Financial

Statements for the Three Months

Ended March 31, 2013 and 2012

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position

At March 31, 2013 and December 31, 2012

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)

	Notes	March 31, 2013 (Convenience translation Note 3c)	March 31, 2013		December 31, 2012
Assets
Current Assets:
Cash and cash equivalents		$234,221	Ps.	2,892,630	Ps.	1,152,433
Trade accounts receivable – net		24,299		300,089		287,808
Recoverable taxes		11,024		136,151		202,947
Other accounts receivable		6,062		74,872		53,227

Total current assets		275,606		3,403,742		1,696,415
Land, buildings, machinery and equipment – net		174,554		2,155,737		2,150,327
Investment in airport concessions – net	5	484,889		5,988,375		5,942,989
Other assets – net		2,075		25,632		25,556
Deferred taxes		15,908		196,459		195,123

Total		$953,032	Ps.	11,769,945	Ps.	10,010,410

Liabilities and shareholders’ equity
Current Liabilities:
Short-term debt		$48,962	Ps.	604,677	Ps.	550,000
Current portion of long-term debt	7	2,572		31,762		33,068
Current portion of major maintenance provision		10,614		131,079		145,577
Trade accounts payable		17,876		220,787		163,303
Taxes and accrued expenses		12,200		150,666		185,954
Accounts payable to related parties	6	11,616		143,458		138,979

Total current liabilities		103,840		1,282,429		1,216,881
Long-term debt	7	241,529		2,982,887		1,505,141
Major maintenance provision		32,956		407,001		417,729
Security deposits		2,786		34,407		33,090
Retirement labor obligations		5,910		72,992		70,321
Deferred taxes		28,234		348,687		351,292

Total liabilities		415,255		5,128,403		3,594,454

Contingencies	8
Shareholders’ equity:
Capital stock		315,560		3,897,168		3,897,168
Premium on share issuance		2,412		29,786		29,786
Retained earnings		186,985		2,309,268		2,083,582
Share repurchase reserve		32,775		404,774		404,774
Other comprehensive income		(676)		(8,354)		(7,923)

Total controlling interest		537,056		6,632,642		6,407,387
Non-controlling interest		721		8,900		8,569

Total shareholders’ equity		537,777		6,641,542		6,415,956

Total		$953,032	Ps.	11,769,945	Ps.	10,010,410

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended on March 31, 2013 and 2012

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share and per share data)

	March 31, 2013 (Convenience translation Note 3c)	March 31, 2013		March 31, 2012
Revenues:
Aeronautical services	$41,872	Ps.	517,117	Ps.	481,247
Non-aeronautical services	14,885		183,829		152,109
Construction services	7,021		86,706		71,145

Total revenues	63,778		787,652		704,501

Administrative costs and expenses:
Cost of services	12,537		154,830		141,766
Major maintenance provision	3,324		41,052		41,052
Cost of construction	7,021		86,706		71,145
Administrative expenses	8,564		105,770		100,465
Concession taxes	2,691		33,230		30,472
Technical assistance fees	1,380		17,045		15,429
Depreciation and amortization	3,997		49,366		44,898
Other (income) expenses, net	(213)		(2,626)		(5,196)

Total administrative costs and expenses	39,301		485,373		440,031

Income from operations	24,477		302,279		264,470

Interest income	1,185		14,629		5,362
Interest expense	(2,850)		(35,193)		(22,322)
Exchange gain (loss) – net	761		9,399		25,369

	(904)		(11,165)		8,409

Income before income taxes	23,573		291,114		272,879
Income tax expense	5,271		65,097		88,989

Consolidated net income	18,302		226,017		183,890

Attributable to controlling interest	18,275		225,686		184,280
Attributable to non-controlling interest	27		331		(390)

Consolidated net income	18,302		226,017		183,890

Other comprehensive income:
Actuarial losses	(50)		(599)		—
Deferred tax effect	14		168		—

Consolidated comprehensive income	$18,266	Ps.	225,586	Ps.	183,890

Attributable to controlling interest	$18,239	Ps.	225,255	Ps.	184,280
Attributable to non-controlling interest	27		331		(390)

Consolidated comprehensive income	$18,266	Ps.	225,586	Ps.	183,890

Weighted average shares outstanding	399,127,527		399,127,527		398,930,724

Basic earnings per share	$0.0458	Ps.	0.5652	Ps.	0.4609

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended on March 31, 2013 and 2012

(In thousands of Mexican pesos (Ps.), except share and data per share)

	Number of Shares	Capital stock		Premium on share issuance		Retained earnings		Share repurchase reserve		Other comprehensive income		Total controlling interest		Non- controlling interest		Total shareholders’ equity
Balance as of January 1, 2012	398,848,700	Ps.	4,394,444	Ps.	29,786	Ps.	1,255,137	Ps.	397,557	Ps.	—	Ps.	6,076,924	Ps.	7,577	Ps.	6,084,501
Sale of treasury shares, net	114,100		1,251		—		—		1,597		—		2,848		—		2,848
Consolidated comprehensive net income	—		—		—		184,280		—		—		184,280		(390)		183,890

Balance as of March 31, 2012	398,962,800	Ps.	4,395,695	Ps.	29,786	Ps.	1,439,417	Ps.	399,154	Ps.	—	Ps.	6,264,052	Ps.	7,187	Ps.	6,271,239

	Number of Shares	Capital stock		Premium on share issuance		Retained earnings		Share repurchase reserve		Other comprehensive income		Total controlling interest		Non- controlling interest		Total shareholders’ equity
Balance as of January 1, 2013	399,127,527	Ps.	3,897,168	Ps.	29,786	Ps.	2,083,582	Ps.	404,774	Ps.	(7,923)	Ps.	6,407,387	Ps.	8,569	Ps.	6,415,956
Consolidated comprehensive net income	—		—		—		225,686		—		(431)		225,255		331		225,586

Balance as of March 31, 2013	399,127,527	Ps.	3,897,168	Ps.	29,786	Ps.	2,309,268	Ps.	404,774	Ps.	(8,354)	Ps.	6,632,642	Ps.	8,900	Ps.	6,641,542

	Number of Shares	Capital stock		Premium on share issuance		Retained earnings		Share repurchase reserve		Other comprehensive income		Total controlling interest		Non- controlling interest		Total shareholders’ equity
Balance as of January 1, 2013 (Convenience translation, Note 3c)	399,127,527		$315,560		$2,412		$168,710		$32,775		$(640)		$518,817		$694		$519,511
Consolidated comprehensive net income	—		—		—		18,275		—		(36)		18,239		27		18,266

Balance as of March 31, 2013 (Convenience translation, Note 3c)	399,127,527		$315,560		$2,412		$186,985		$32,775		$(676)		$537,056		$721		$537,777

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended on March 31, 2013 and 2012

(In thousands of Mexican pesos (Ps.))

	March 31, 2013 (Convenience translation Note 3c)	March 31, 2013		March 31, 2012
Operating activities:
Consolidated net income	$18,302	Ps.	226,017	Ps.	183,890
Adjustment for:
Income tax	5,271		65,097		88,989
Depreciation and amortization	3,997		49,366		44,898
Provision for major maintenance	3,324		41,052		41,052
Allowance for doubtful accounts	(239)		(2,956)		—
Interest income	(1,185)		(14,629)		(5,362)
Interest expense	2,850		35,193		22,322
Unrealized exchange rate fluctuations	(752)		(9,283)		(18,592)

	31,568		389,857		357,197
Changes in working capital:
Trade accounts receivable	(755)		(9,325)		49,799
Recoverable taxes	5,409		66,796		37,578
Other accounts receivable	(1,754)		(21,645)		(57,573)
Trade accounts payable	1,749		21,602		51,679
Accrued expenses and taxes	(6,048)		(74,691)		(63,717)
Accounts from related parties	363		4,479		(31,510)
Major maintenance provision	(5,367)		(66,278)		(73,454)
Other long-term liabilities	274		3,389		3,464
Income taxes paid	(2,831)		(34,966)		(23,290)

Net cash provided by operating activities	22,608		279,218		250,173

Investing activities:
Land, buildings, machinery and equipment	(1,433)		(17,699)		(7,682)
Investment in airport concessions	(3,763)		(46,473)		(109,759)
Other investing activities	(15)		(184)		—
Interest received	1,185		14,629		5,362

Net cash used in investing activities	(4,026)		(49,727)		(112,079)

Financing activities:
Proceeds of short and long term-debt	153,820		1,899,677		250,000
Payments of short and long term-debt	(29,091)		(359,277)		(17,040)
Interest paid	(2,404)		(29,694)		(22,378)
Dividends paid	—		—		(41,087)
Sale of shares	—		—		2,848

Net cash received from financing activities	122,325		1,510,706		172,343

Net increase in cash and cash equivalents	140,907		1,740,197		310,437
Cash and cash equivalents at beginning of year	93,314		1,152,433		523,634

Cash and cash equivalents at end of year	$234,221	Ps.	2,892,630	Ps.	834,071

Financing activities and investing activities which are not reflected in the condensed consolidated statements of cash flows:

Land, buildings, machinery and equipment	$672	Ps.8,304	Ps.—
Investment in airport concessions	5,041	62,261	29,331

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three months ended on March 31, 2013 and 2012

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps., except share and per share data))

1.	Activities

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., (GACN or collectively with its subsidiaries, the Company), a direct subsidiary of Aeroinvest, S. A. de C. V. (Aeroinvest), and Empresas ICA, S. A. B. de C. V. (EMICA), the ultimate parent company, is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation (SCT). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company recognizes revenue for hotel business services provided by NH T2 Hotel located in Terminal 2 of the Mexico City International Airport (AICM). The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.	Significant events

a.	On March 26, 2013, GACN issued 10-year long-term debt securities of Ps.1,500,000 under the program registered in the Mexican Stock Exchange. It bears semi-annual interest at an annual fixed rate of 6.47%. The total amount of the principal is due at the maturity date on March 14, 2023. The resources obtained will be used to pay short-term loans, financing of capital investments included in the master develop plan (MDP) of the Company’s 13 airports, and for strategic capital investments. The issuance is guaranteed by the airports in Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón, and Zihuatanejo.

b.	The Company registered in the Mexican Stock Exchange, a short-term debt security program of Ps.200,000 of which on March 22, 2013, 28-day commercial paper of Ps.100,000 was issued at an interest rate of 4.17%. The resources from this issuance were used for working capital and corporate purposes in general. The Company plans to continue to use this program on a revolving basis to meet its short-term cash flow needs as necessary.

c.	On March 25, 2013, the Company prepaid Ps.100,000 and on March 26, 2013, the Company prepaid the remaining Ps.150,000 of its outstanding short-term debt with Banamex.

3.	Basis of presentation and consolidation

a.	Statement of compliance – The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) No.34, Interim Financial Statements, issued by the International Accounting Standards Board (IASB).

b.	Basis of measurement – The condensed consolidated financial statements have been prepared on the historical cost basis except for the Company’s financial instruments measured at fair value or amortized cost. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The consolidated financial statements are prepared in pesos, functional currency of the Company and legal currency of the United Mexican States, and are presented in thousands, except where noted.

The accompanying condensed consolidated interim financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 have not been audited. In the opinion of the Company’s management, all adjustments (consisting mainly of ordinary, recurring adjustments)

necessary for a fair presentation of the accompanying condensed consolidated interim financial statements are included. The results of the interim periods are not necessarily indicative of the projected results for the full year. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company and their respective notes for the year ended December 31, 2012.

The accounting policies applied in the recognition and measurement of assets, liabilities, revenues and expenses in the accompanying unaudited condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2012, except as it relates to the new and revised accounting pronouncements adopted by the Company as of January 1, 2013, as disclosed in Note 3g.

c.	Convenience translation – Solely for convenience of readers, Mexican peso amounts included in the condensed consolidated financial statements as of March 31, 2013 and for the three months then ended, have been translated into U.S. dollar amounts at the rate of 12.35 pesos per U.S. dollar, according to the interbank exchange rate reported by Banco Nacional de México, S. A. (Banamex) on March 31, 2013. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

e.	Consolidation basis – The consolidated financial statements incorporate the financial statements of GACN and the subsidiaries controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. The Company maintained the same ownership interest and voting power over its subsidiaries as of and for the three month period March 31, 2013, as disclosed in its December 31, 2012 consolidated financial statements.

All intercompany transactions, balances, income and expenses, are eliminated in the consolidation.

f.	Seasonality – The results of the Company are subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. The results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions. As a result, the operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results. For purposes of comparing the three month periods ended March 31, 2013 and 2012, there was no significant impact on the Company’s results of operations arising from seasonality factors.

g.	Adoption of new and revised accounting pronouncements – The Company adopted the following new and revised accounting pronouncements, that are applicable to its operations and which became effective as of January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 13 Measurement at Fair Value

IAS 19 (as revised in 2011) Employee Benefits

The objective of IFRS 10, Consolidated Financial Statements, is to set out principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The standard requires a parent company to present consolidated financial statements, amends the definition of the principle of control and sets out such definition as the base for consolidation; sets out how to apply the principle of control to identify whether the investment should be consolidated; it also sets out the accounting requirements for the preparation of consolidated financial statements. The standard supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation of Special Purpose Entities. The adoption of this standard did not impact the Company’s results of operations or financial position as there was no change in the determination of whether it controlled its subsidiaries resulting from the new guidance in IFRS 10.

The objective of IFRS 13, Fair Value Measurement, is to define fair value and set out in one sole standard, a conceptual framework for measuring such fair value and the disclosure requirements about those measurements. This standard applies when another IFRS requires or permits fair value measurements. The adoption of this standard did not impact the Company’s results of operations or financial position.

The improvements to IAS 19, Employee Benefits, provide for changes in the presentation of other comprehensive income items with respect to pensions (and similar benefits) eliminating the use of the corridor approach, which tends to defer the actuarial gains/losses. All the remaining long-term benefits should be measured similarly even though the changes in the recognized amount are completely reflected through earnings. Additionally, it includes improvements to the disclosures of defined benefit plans, amends the accounting for benefits from termination, including the distinction between the benefits offered in an exchange in service and those that provide for the employment termination and affect their recognition and measurement of the benefits from termination. The standard also clarifies the classification of the employee benefits, actual estimates of mortality rates, tax and administrative costs as well as risks and conditional indexed characteristics. The adoption of this standard did not have a significant impact on the Company’s results of operations or financial position given that its defined benefit obligation is not significant and additionally it already reflected all actuarial gains and losses as a component of other comprehensive income with its previous accounting policy.

h.	New and revised accounting pronouncements in issue but not yet effective – The Company has not applied the following new IFRS that has been issued but is not yet effective:

IFRS 9 Financial Instruments 1

[1]	Effective for fiscal years beginning on January 1, 2015, with early adoption permitted.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods. The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss is presented in profit or loss. This standard is effective for periods beginning on January 1, 2015 and early adoption is permitted. The Company is in the process of assessing the potential impacts related to the adoption of IFRS 9.

4.	Financial instruments

Categories of financial instruments:

The carrying amount of the financial instruments is as follows:

	March 31, 2013		December 31, 2012
Cash and cash equivalents (1)	Ps.	2,892,630	Ps.	1,152,433
Accounts receivable (1)		374,961		341,035
Accounts payable (1)		364,245		302,282
Short-term debt (1)		604,677		550,000
Long-term debt securities (2)		2,788,886		1,294,892
Other long-term debt (3)		225,763		243,317

(1)	The carrying amount of these financial instruments approximate their fair value, as they mature in the short term.
(2)	To determine the fair value of the loan for long-term debt securities, quoted market prices are used. As of March 31, 2013 and as of December 31, 2012, the fair value was Ps.2,802,860 and Ps.1,304,208, respectively.
(3)	To determine the fair value of long-term equipment loans, discounted cash flow models were used. The difference from the carrying amount is not significant.

5.	Investment in airport concessions

The Company has concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in central and northern regions of the country. Each concession is for 50 years from November 1, 1998. The term of each of the Company’s concessions may be extended by the SCT under certain circumstances for a period not exceeding 50 years. As operators of thirteen airports the Company earns revenues from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing of space to restaurants and other shops.

Investment in airport concessions include: improvements in concessioned assets, rights to use airport facilities, and airport concessions. The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

The amortization of the investment in airport concessions is calculated according to straight-line method from the month following the date of acquisition, for the term of the concession which is 50 years, or from the capitalization date of an intangible asset, taking into consideration the remaining term of the concession.

As of March 31, 2013 and as of December 31, 2012 the net values of the airport concessions, the right to use airport facilities and improvements on concessioned assets are as follows:

	March 31, 2013		December 31, 2012
Airport concessions:
Airport concessions	Ps.	605,643	Ps.	605,643
Right to use airport facilities		3,356,762		3,356,761
Improvements on concessioned assets		3,376,240		3,291,983
Accumulated amortization		(1,350,270)		(1,311,398)

Total investment in airport concessions	Ps.	5,988,375	Ps.	5,942,989

An analysis of the investment in airport concessions is as follows:

	March 31, 2013		December 31, 2012
Investment in airport concessions
Beginning balance	Ps.	7,254,387	Ps.	6,932,669
Additions		84,258		321,718

Ending balance		7,338,645		7,254,387

Amortization of airport concessions
Beginning balance		(1,311,398)		(1,162,980)
Increase		(38,872)		(148,418)

Ending balance		(1,350,270)		(1,311,398)

Net investment in airport concessions	Ps.	5,988,375	Ps.	5,942,989

MDP – The Company has the obligation to make maintenance and improvements on concessioned assets and on fixed assets, as specified in the MDP. The MDP for the beginning of the five year period 2011-2015 is Ps.2,745,214 at current value as of December 31, 2009 (which is the date when it was determined) and Ps.3,163,874 adjusted for inflation as of March 31, 2013 using the National Producer Price Index (NPPI), excluding oil, as defined in the concession contract. The amount to be incurred to comply with the MDP by the Company as of March 31, 2013 is Ps.1,995,285. This amount must be invested as follows:

Year	Amount
2013	Ps.	832,549
2014		787,252
2015		375,484

	Ps.	1,995,285

During 2012, The Company’s management submitted to the Mexican Civil Aviation Authority (DGAC) a proposal to recover lands acquired by the Company of Ps.1,159,613 at current value as of December 31, 2009. Based on such proposal, on December 4, 2012, the DGAC authorized part of the recovery through the replacement of the investments corresponding to MDP from 2013 through 2015 of Ps.386,538 at current value as of December 31, 2009, and Ps.445,487 at restated value as of March 31 , 2013. In addition, during the MDP 2011 review, the recovery of Ps.77,306 at a current value, was authorized through an extraordinary review of the maximum rate. Currently, management is reviewing with the DGAC different scenarios to recover the other lands of Ps.695,769; therefore, on December 31, 2012, land of Ps.1,082,307 is part of the Company’s fixed assets until concluding the negotiations with the DGAC.

The substitution of the MDP authorized by the DGAC will be performed according to the following schedule:

Year	Amount
2013	Ps.	140,261
2014		159,606
2015		145,620

	Ps.	445,487

Assets held as guarantees

The Company has placed screening baggage equipment as a guarantee for bank loans that the Company has with Private Export Funding Corporation, with a carrying value of Ps.406,620 as of March 31, 2013. The Company is not authorized to use this equipment as a guarantee for other loans, nor sell them to another entity.

6.	Balances and transactions with related parties

Balance with related parties as of March 31, 2013 and December 31, 2012, are:

	March 31, 2013		December 31, 2012
Payables to:
Empresas ICA, S. A. B. de C. V. (EMICA) (1)(3)	Ps.	59,440	Ps.	51,387
Servicios de Tecnología Aeroportuaria, S. A. de C. V. (SETA) (1)(4)		45,045		45,547
Nacional Hispana Hoteles, S. de R. L. de C. V. (2)(5)		28,678		29,340
Ingenieros Civiles Asociados, S. A. de C. V. (2)(6)		10,296		12,705

	Ps.	143,458	Ps.	138,979

Related party transactions made in the ordinary course of business were as follows:

	March 31, 2013	March 31, 2012
Expenses:
Payments for technical assistance and travel expenses (1)	Ps.17,045	Ps.15,429
Major maintenance and improvements on concessioned assets by ICA:
Major maintenance – Platform	5,081	25,555
Major maintenance – Runway	10,840	13,419

(1)	Holding company.
(2)	Affiliated company.
(3)	Balances with EMICA represent the current income tax payable associated with the fiscal consolidation.
(4)	Balances payable to SETA include technical assistance fees and acquisition of transport equipment.
(5)	Loan received from NH Hoteles for payment to related contractors for construction of Hotel NH T2 located in Terminal 2 of AICM.
(6)	The Company entered into an agreement with Ingenieros Civiles y Asociados, S. A. de C. V. for the purpose of conducting rehabilitation work and pavement construction on operational areas of the Company’s airports, foreseen in the Master Development Plan for the 2011-2015 period, in the understanding that for each specific project, a construction agreement shall be set forth at per unit prices or at a lump sum price.

The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

Employee benefits – Benefits granted to key management personnel of the Company were direct short-term benefits of Ps.8,955 and Ps.8,069 for the three months ended on March 31, 2013 and 2012, respectively.

7.	Long term debt

Debt with credit entities and long-term debenture issuance as of March 31, 2013 and December 31, 2012, are:

	March 31, 2013		December 31, 2012
Debt certificates issued at Mexican market on July 15, 2011, of Ps.1,300,000, in a 5-year term maturing on July 8, 2016, bearing interest at a variable 28-day TIIE rate plus 70 basis points, payable every 28 days. As of March 31, 2013 and December 31, 2012, the interest rate is 5.52% and 5.55%, respectively. The amount of debt is presented net of issuance expenses of Ps.4,752 in 2013 and Ps.5,108 in 2012, which are amortized according to the effective interest rate.	Ps.	1,295,248	Ps.	1,294,892

On March 26, 2013, the Company finalized the issuance of debt securities in the Mexican Stock Exchange for Ps.1,500,000 in a 10-years term maturing on March 14, 2023 and bearing interest at a fixed rate of 6.47% payable every 180 days. The amount of debt is presented net of issuance expenses of Ps.6,362, which are amortized according to the effective interest rate.		1,493,638		—

Unsecured lines of credit at Private Export Funding Corporation (PEFCO) in 2012 and UPS Capital Business Credit in 2011 (supported by Ex-Im Bank) of $20,385 thousands of U.S. dollars, effective to December 21, 2021. The Company is required to make quarterly even payments of principal. As of March 31, 2013 and December 31, 2012, the balance of the loan is $15,811 thousands of U.S. dollars and $16,299 thousands of U.S. dollars, respectively. The loan bears interest at a 3-month Libor rate plus 1.25 percentage points, payable quarterly. As of March 31, 2013 and December 31, 2012, the interest rate is 1.54% and 1.61%, respectively. The loan guarantee is the check-in-baggage review equipment acquired.		195,314		209,622

Unsecured line of credit at UPS Capital Business Credit (supported by Ex-Im Bank) of $4,463 thousands of U.S. dollars, of which only $2,775 thousands of U.S. dollars were exercised, maturing on August 1, 2017. The Company is required to make quarterly even payments of principal. As of March 31, 2013 and December 31, 2012, the balance of the loan is $2,465 thousands of U.S. dollars and $2,620 thousands of U.S. dollars, respectively. The loan bears interest at a 3-month Libor rate plus 0.95 percentage points, payable quarterly. As of March 31, 2013 and December 31, 2012, the interest rate is 1.25% and 1.31%, respectively. The loan guarantee is the new security equipment, and the heck-in-baggage review equipment previously acquired.		30,449		33,695

Total debt		3,014,649		1,538,209
Less – Current portion		(31,762)		(33,068)

	Ps.	2,982,887	Ps.	1,505,141

Maturities of portion of long-term loans as of March 31, 2013, are:

2014	Ps.	31,762
2015		31,762
2016		1,326,815
2017		24,101
2018		24,101
Post-2018		1,544,346

	Ps.	2,982,887

The Company’s long-term bank loans include certain restrictive covenants, which place certain limits regarding the issuance of new loans by its subsidiaries, provide guarantees, restrict the sales of assets; as well as require it to comply with its obligations to pay taxes. As of March 31, 2013, the Company was in compliance with its covenants.

In addition, the controlling shareholder of the Company, Aeroinvest and its affiliates, have entered into certain agreements that contain covenants requiring Aeroinvest to, among other things, (i) cause the Company to maintain of a debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio below 3.50:1; (ii) cause the Company to continue listing its common shares on the Mexican Stock Exchange; (iii) prohibit the Company from granting loans or transferring funds to third parties outside the normal course of its operations other than dividend distributions and other distributions to shareholders and loans to employees; and (iv) prohibit the Company from entering into any agreement that may limit its ability to pay dividends, fees, interest or any other cash distribution to its shareholders. As of March 31, 2013, the Company was in compliance with these covenants.

8.	Contingencies

As of March 31, 2013, certain subsidiaries of the Company have the following pending lawsuits to be resolved:

a.	Lawsuit filed against the Ciudad Juárez airport on November 15, 1995 to reclaim the 240 hectares of land on which the Ciudad Juárez airport is located, alleging that it was improperly transferred to the Mexican government. The claimant has sought monetary damages of $120,000 since the airport prevents the land from being returned to the claimant.

During the trial, the Company has contested the plaintiff’s claims based on the legitimacy of the land possession derived from the concession granted by the Ministry of Communications and Transportation.

In addition, the Ministry of Communications and Transportation was called as a party to the trial in defense of the interests of the Federal Government. As a result of the Ministry of Communications and Transportation’s appearance in 2011, it was determined that a Federal Circuit Court should rule on the matter. However, when the Federal Circuit Court ruled that it did not have jurisdiction over the matter, it created a jurisdictional conflict that was resolved by the Federal Circuit Court on January 13, 2013, by determining that the Federal District Court is the competent court to resolve this dispute, not the Federal Circuit Court. The final resolution of this dispute remains pending.

As of the date of the financial statements, this contingency remains, as the trial is still pending due to the fact that there has been no final resolution since the Ministry of Communications and Transportation became a party. In the event that the trial’s resolution is not resolved favorably for the Company, the economic penalties of the judgment are to be determined by the Federal Government as is established in the concession, so the Company has not recorded any provision relating to the claim as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

b.	In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted an audit of the Acapulco airport and determined a tax liability of Ps.27,876 for the year 2006 for taxable income based on profit sharing and the application of a 10% tax on the amount of profit sharing. An appeal decision upheld this determination and established a new tax liability of Ps.15,946 based on income tax, as well as Ps.2,787 for profit sharing taxes. The Company filed an action of annulment with the Federal Tax and Administrative Court of Justice against the latter decision, and the claim is still pending. The Company believes that it has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims. The Company has not recorded any provision relating to the claim as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

c.	On February 9, 2012, the Apodaca Office of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or IMSS) determined a tax credit for the Monterrey airport for the period from January 1, 2007 to December 31, 2010 for Ps.28,300 for alleged omissions in labor management fees. The Monterrey airport submitted an appeal to this determination before the IMSS, which, in a resolution dated May 23, 2012, confirmed the tax credit. The Monterrey airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice on August 20, 2012. The administrative appeal is pending resolution, and the tax credit was guaranteed through the provision of a bond to the IMSS. The Company believes that it has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims and as a result it has not recorded any provision as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

d.	The Reynosa airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice against the resolution that confirmed the Ps.1,217 tax liability from income taxes in 2007 and accessories as well as Ps.195 for profit sharing. The administrative appeal is pending resolution, and the tax credit was guaranteed before the Mexican Tax Authorities. The Company believes that the Reynosa airport has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims and as a result it has not recorded any provision as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

e.	Property tax. There are various trials and/or proceedings initiated against various subsidiaries for the lack of tax payments that have been resolved favorably for the Company, mainly due to the fact that the relevant real estate is public property and is therefore exempt from taxes. However, as of the date of this report, the following claims are still pending:

1.	Ciudad Juárez Airport – There is a pending administrative appeal challenging the property tax claim of Ps.5,823 for the period of May-June 1998 through October 2012. In an agreement dated as of February 28, 2013, the court hearing the administrative appeal dismissed the trial after the municipality of Ciudad Juárez withdrew its property tax claim. Since a January 18, 2012 agreement annulled the aforementioned claim, this matter is concluded.

2.	Reynosa Airport – There is a pending administrative appeal challenging the property tax claim of Ps.117,654 that does not specify the period of the debt. The administrative appeal against said claim has yet to be resolved.

In November 2011 and August 2012, the municipality of Reynosa once again requested tax payments from the Reynosa airport in the amounts of Ps.127,312 and Ps.1,119, respectively. Administrative appeals were filed against both claims, and both remain pending.

3.	Zihuatanejo Airport – In October 2012, the municipality of Zihuatanejo de Azueta requested payment from the Zihuatanejo airport in the amount of Ps.2,718, for property taxes, fines and enforcement costs for the period from 2004 through 2005.

An administrative appeal was presented before the Tax Tribunal of the State of Guerrero against that payment requirement. In October 2012, the municipal finance coordinator of Zihuatanejo of Azueta, Guerrero, determined and required the payment of Ps.2,855 from the Zihuatanejo airport again based on municipal tax, surcharges and execution expenses, for the period from the first two-month period of 2007 to the fifth two-month period of 2012 and a fine for the alleged failure to pay the municipal tax from the first two-month period of 2007 to the fifth two-month period of 2012, for Ps.865, as well as Ps.57 based on execution costs. A new administrative appeal was filed against this payment requirement before the Tax Tribunal of the State of Guerrero.

As of the date of the financial statements, this contingency remains due to the fact that the trial is ongoing and pending resolution, and there is a precedent of an unfavorable ruling on April 17, 1997, when the Mexican Airport and Auxiliary Services Agency was managing the airport. The Company is hopeful that the court will change its criteria or that the applicable legislation will be modified, however a provision has been recognized.

f.	On April 5, 2013, the city of Torreón ordered the closure of ten retail stores in the commercial area of the Torreón airport and removed all interior and exterior billboards at the airport, citing an alleged lack of municipal operating licenses. On April 8, 2013, the Torreón airport filed an injunction against the order on the grounds that the city lacks the authority and power to close airport premises as the Mexican Airport Law grants the Ministry of Communications and Transportation full discretion over airport premises. In the same injunction, the Torreón airport requested that the closing order be suspended while the injunction is pending.

On April 11, 2013, the District Court where the injunction was filed denied the airport’s request to provisionally suspend city of Torreón’s order. Against this resolution, the Torreón airport filed a complaint with the Federal Circuit Court, and on April 15, 2013 and the provisional suspension was granted.

On April 17, 2013, the Third District Judge permanently suspended the city’s order, pending a resolution of whether the city of Torreón has the authority and power to inspect the commercial and advertising areas within the Torreón airport. As of the date of this report, the injunction remains pending. The Company is in the process of determining the potential impact of this development on its financial position and results of operations.

g.	Purchase of land – Ordinary civil trial against the Monterrey airport (as purchaser), DIAV, S.A. de C.V. (as seller) and civil servants that took part in the legal act of purchasing and selling land, in which a third party purports to be the owner of a piece of property acquired by the Monterrey airport. The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property to the third party, together with the corresponding improvements and property rights.

The contingency is not quantified in the suit. As of the date of the financial statements, the contingency is maintained due to the fact that the trial is still ongoing since there is still no final resolution of this case in which the company that sold this land appeared. In the event that the resolution of the trial does not result favorably for the Monterrey airport, the Company believes that the economic liability of the trial will be the responsibility of the seller of the land (DIAV, S.A. de C.V.), so the Monterrey airport has not recorded any provision relating to this suit.

h.	The subsidiaries of the Company that have employees determine the profit sharing amounts in accordance with part I of article 10 of the Income Tax Law. Nevertheless, the Tax Authority and/or the workers may not agree with this criterion; and should this occur, the Company will provide the necessary evidentiary support to continue applying the calculation of the profit sharing in this manner.

9.	Information by segment

Information reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance focuses on the types of goods or services delivered or provided. As a result, the Company’s reportable segments under IFRS present its airports and the hotel individually and the information about the holding company and the services companies, has been combined and disclosed in the ‘Others’ column as they have similar economic characteristics and are similar in respect of the nature of the services they provide to their customers:

Summary of certain information by segment:

March 31, 2013	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Interest income		Depreciation and amortization		Maintenance provision		Allowance for doubtful accounts		Income from operations		Interest expense		Income tax		Capital investments
Metropolitan
Monterrey	Ps.	225,697	Ps.	70,176	Ps.	29,227	Ps.	753	Ps.	17,464	Ps.	14,571	Ps.	(1,883)	Ps.	49,170	Ps.	(5,128)	Ps.	15,978	Ps.	36,535

Tourist
Acapulco		29,838		5,224		18,019		4,747		3,692		2,572		(581)		5,627		(157)		(1,562)		19,110
Mazatlán		36,887		8,845		4,083		5,978		2,788		1,646		—		7,647		(157)		769		4,147
Zihuatanejo		31,914		4,939		1,991		54		3,158		1,590		78		6,068		(370)		(113)		1,991

Regional
Chihuahua		32,221		6,573		3,786		2,848		2,483		3,339		—		6,196		(144)		(594)		4,716
Culiacán		47,650		8,035		5,177		120		3,105		1,890		(590)		8,863		(964)		437		5,401
Durango		10,080		1,641		10,000		57		1,019		1,788		—		1,886		(379)		(194)		10,000
San Luis Potosí		14,027		3,375		8,248		260		879		1,855		160		2,895		(12)		748		7,735
Tampico		23,702		3,503		1,065		89		1,352		2,117		(47)		4,349		(615)		(404)		1,169
Torreón		18,118		3,325		205		298		1,799		3,480		7		3,419		(29)		1,764		83
Zacatecas		11,012		1,569		505		66		1,239		1,482		(101)		2,011		(721)		1,310		869

Border
Ciudad Juárez		23,978		4,764		—		197		2,098		3,175		—		4,590		(57)		1,576		78
Reynosa		15,034		2,141		4,400		67		1,040		1,547		1		2,743		(882)		710		4,628

Hotel services		—		40,345		—		418		5,108		—		—		11,025		(7,956)		36		3,574
Others (1)		—		19,626		—		24,206		2,142		—		—		185,790		(43,151)		44,636		674

Total		520,158		184,081		86,706		40,158		49,366		41,052		(2,956)		302,279		(60,722)		65,097		100,710
Eliminations		(3,041)		(252)		—		(25,529)		—		—		—		—		25,529		—		—

Consolidated	Ps.	517,117	Ps.	183,829	Ps.	86,706	Ps.	14,629	Ps.	49,366	Ps.	41,052	Ps.	(2,956)	Ps.	302,279	Ps.	(35,193)	Ps.	65,097	Ps.	100,710

March 31, 2012	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Interest income		Depreciation and amortization		Maintenance provision		Allowance for doubtful accounts		Income from operations		Interest expense		Income tax		Capital investments
Metropolitan
Monterrey	Ps.	198,975	Ps.	62,691	Ps.	27,497	Ps.	478	Ps.	15,696	Ps.	6,972	Ps.	—	Ps.	25,955	Ps.	(12,315)	Ps.	(1,778)	Ps.	28,045

Tourist
Acapulco		29,245		4,800		4,562		4,499		3,282		3,254		—		3,389		(224)		5,776		4,990
Mazatlán		35,927		9,691		2,234		5,630		2,541		2,759		—		4,372		(214)		(3,619)		2,234
Zihuatanejo		35,058		5,284		180		293		2,564		1,851		—		4,024		(222)		209		180

Regional
Chihuahua		29,057		6,086		6,308		2,656		2,160		2,183		—		3,494		(150)		2,863		8,479
Culiacán		42,188		6,063		19,830		128		2,600		4,355		—		5,038		(638)		643		20,819
Durango		9,772		1,463		186		102		961		1,434		—		1,213		(14)		2,178		187
San Luis Potosí		14,212		3,242		—		471		746		3,837		—		1,730		(13)		2,332		169
Tampico		23,772		3,431		3,320		76		1,255		3,777		—		2,595		(56)		700		3,189
Torreón		17,221		3,055		—		116		1,704		1,891		—		2,009		(23)		(1,869)		1,798
Zacatecas		11,861		1,627		1,142		59		1,085		1,822		—		1,342		(427)		(419)		1,165

Border
Ciudad Juárez		25,024		4,606		1,308		449		2,015		4,517		—		2,937		(64)		6,143		1,308
Reynosa		9,949		1,738		4,578		30		876		2,400		—		1,158		(98)		1,936		4,578

Hotel services		—		38,308		—		168		5,082		—		—		8,055		(8,064)		3,970		—
Others (1)		—		74		—		22,791		2,331		—		—		197,159		(32,384)		69,924		2,989

Total		482,261		152,159		71,145		37,946		44,898		41,052		—		264,470		(54,906)		88,989		80,130
Eliminations		(1,014)		(50)		—		(32,584)		—		—		—		—		32,584		—		—

Consolidated	Ps.	481,247	Ps.	152,109	Ps.	71,145	Ps.	5,362	Ps.	44,898	Ps.	41,052	Ps.	—	Ps.	264,470	Ps.	(22,322)	Ps.	88,989	Ps.	80,130

	March 31, 2013						December 31, 2012
	Total assets		Total liabilities		Investments in airport concessions		Total assets		Total liabilities		Investments in airport concessions
Metropolitan
Monterrey	Ps.	4,325,714	Ps.	1,041,655	Ps.	2,499,726	Ps.	4,370,457	Ps.	1,117,432	Ps.	2,487,001

Tourist
Acapulco		891,536		164,568		522,495		844,507		130,801		509,381
Mazatlán		843,658		116,298		401,816		810,580		97,245		400,357
Zihuatanejo		562,756		109,720		437,155		534,879		88,741		437,975

Regional
Chihuahua		602,498		154,183		344,640		564,291		126,495		343,202
Culiacán		607,245		143,245		441,727		601,005		145,561		439,365
Durango		176,261		51,551		143,281		161,874		38,934		134,178
San Luis Potosí		171,233		64,805		122,477		162,740		58,743		115,559
Tampico		247,921		83,663		181,215		235,147		75,141		181,357
Torreón		336,241		106,378		246,953		299,076		71,145		248,792
Zacatecas		212,410		73,877		167,077		194,505		56,036		167,534

Border
Ciudad Juárez		416,313		119,012		325,798		380,090		86,313		327,816
Reynosa		227,720		92,943		154,015		221,262		87,711		150,472

Hotel services		384,351		295,783		—		378,573		293,179		—
Others (1)		10,176,642		4,493,462		—		6,637,073		2,920,377		—

Total		20,182,499		7,111,143		5,988,375		16,396,059		5,393,854		5,942,989
Eliminations		(8,412,554)		(1,982,739)		—		(6,385,649)		(1,799,400)		—

Consolidated	Ps.	11,769,945	Ps.	5,128,404	Ps.	5,988,375	Ps.	10,010,410	Ps.	3,594,454	Ps.	5,942,989

(1)	Includes information of the holding company and the Company’s services entities where the personnel are employed. Their operations are primarily related to intercompany charges that are eliminated in consolidation (e.g. employee service revenues associated with the service entities’ operations and corporate allocations).

10.	Subsequent events

a.	On December 20, 2012, the Company entered into an agreement for a line of credit account with Scotiabank for Ps.300,000 with a maturity date of December 20, 2013, which amount was disbursed on January 25, 2013. The line of credit is unsecured, and the interest rate is the 28-day TIIE plus 90 basis points. On April 25, 2013, the Company prepaid the outstanding amount of this credit.

b.	On April 1, 2013, the Company prepaid Ps.200,000 of its outstanding short-term debt with HSBC.

c.	On April 16, 2013, the Extraordinary General Stockholder’s Meeting approved a decrease in the minimum fix capital stock through a distribution of Ps.1,200,000 (Ps.3.00 per share), without decreasing the total number of shares representatives of the capital stock.

d.	On April 16, 2013, the Company’s shareholders authorized the use of an amount of up to Ps.400,000 for repurchases of Series B shares during the rest of 2013, and until its next annual shareholders’ meeting in 2014.

11.	Authorization for the issuance of the condensed consolidated financial statements

The Company’s condensed consolidated financial statements were approved to be issued on May 6, 2013, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and the Chief Financial Officer of the Company, José Luis Guerrero Cortés.

*  *  *  *  *  *

PROSPECTUS

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Up to 100,000,000 Series B Shares directly or

in the form of American Depositary Shares

The selling shareholder named herein may from time to time offer and sell, in one or more offerings, up to 100,000,000 of our Series B shares, without par value (“Series B shares”), directly or in the form of American Depositary Shares (“ADSs”), each representing eight Series B shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

This prospectus describes only the general terms that may apply to these securities and the general manner in which they may be offered. When the selling shareholder offers securities, the specific terms of the securities, including the offering price, and the specific manner in which they may be offered, will be described in supplements to this prospectus.

The selling shareholder may offer these securities independently or together for sale through underwriters, dealers or agents to be designated at a future date. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See “About this Prospectus” and “Plan of Distribution” for more information.

Our Series B shares are currently listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) under the symbol “OMA”. Our ADSs are currently listed on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “OMAB”. On May 14, 2013, the last reported sale price of our Series B shares on the Mexican Stock Exchange was Ps. 49.33 per share and the last reported sale price of our ADSs on NASDAQ was U.S.$ 32.31 per ADS.

Investing in the securities described herein involves risks. Before buying our securities, you should refer to the risk factors included in our periodic reports, in prospectus supplements relating to specific offerings and in other information that we file with the U.S. Securities and Exchange Commission (the “SEC”). See “Risk Factors” in our most recent annual report on Form 20-F incorporated by reference herein.

Our Series B shares are registered with the Mexican National Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”). Registration of our Series B shares with the RNV does not imply any certification as to the investment quality of the securities referred to in this prospectus or any accompanying prospectus supplement, our solvency or the accuracy or completeness of the information contained in this prospectus or any accompanying prospectus supplement, nor does such registration validate acts or omissions, if any, undertaken in contravention of applicable law. The information contained in this prospectus is exclusively our responsibility and has not been reviewed or authorized by the CNBV.

Neither the SEC, the CNBV nor any state securities commission has approved or disapproved of the Series B shares or the ADSs or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell these securities unless accompanied by a prospectus supplement.

The selling shareholder may not sell these securities or accept any offer to buy these securities until we deliver this prospectus and an accompanying prospectus supplement in final form. We are not using this prospectus and any accompanying prospectus supplement to offer or sell these securities or to solicit offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

The date of this prospectus is May 15, 2013.

We are responsible for the information contained in this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us to which we have referred you. Neither we, the selling shareholder nor the underwriter have authorized anyone to provide you with additional information or information different from that contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus filed with the SEC, and we take no responsibility for any other information that others may give you. The selling shareholder is offering to sell, and seeking offers to buy, Series B shares (directly or in the form of ADSs) only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Series B shares (directly or in the form of ADSs). Our business, operating results and financial condition may have changed since such date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling shareholder named herein may from time to time offer Series B shares, directly or in the form of ADSs, each representing eight Series B shares, evidenced by ADRs.

As used in this prospectus, “Grupo Aeroportuario del Centro Norte,” “GACN,” “we,” “our,” “us” and the “company” refer to Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., and its consolidated subsidiaries, “selling shareholder” refers to the selling shareholder identified under “Selling Shareholder,” “securities” refers to the Series B shares and ADSs, collectively, registered hereby, and “registration statement” refers to the SEC registration statement of which this prospectus is a part, unless the context otherwise requires or unless otherwise specified.

References in this prospectus to “U.S.$” and “dollars” are to U.S. dollars, and, unless otherwise indicated, references to “Ps.” and “pesos” are to Mexican pesos. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.86 to U.S.$ 1.00, the interbank selling rate as reported by Banco Nacional de México, S.A., on December 31, 2012.

This prospectus provides only a general description of the securities that the selling shareholder may offer. Each time the selling shareholder offers securities, we will prepare a prospectus supplement containing specific information about the particular offering and the terms of those securities. We may also add to, update or change other information contained in this prospectus by means of an accompanying prospectus supplement or by incorporating by reference information we file with the SEC. Any such prospectus supplement may include a discussion of any risk factors or other special considerations that apply to that offering. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any accompanying prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

We have not taken any action to permit the possession or distribution of this prospectus or any accompanying prospectus supplement outside the United States. Persons outside the United States who come into possession of this prospectus and any accompanying prospectus supplement must inform themselves about and observe restrictions relating to the offering of the securities described herein and the distribution of this prospectus or any accompanying prospectus supplement outside of the United States. See “Plan of Distribution.”

ENFORCEABILITY OF CIVIL LIABILITIES

GACN is a publicly-traded variable-capital corporation (sociedad anónima bursátil de capital variable) incorporated under the laws of the United Mexican States (“Mexico”), with our principal place of business located in Nuevo León, Mexico, and our corporate domicile (domicilio social) in Mexico City, Mexico. In addition, all of our directors and officers, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States (principally Mexico). As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal or state securities laws. We have been advised by Ritch Mueller, S.C., our special Mexican counsel, that no bilateral treaty is currently in effect between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country. In the past, Mexican courts have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case. Additionally, based on the opinion of Ritch Mueller, S.C., there is doubt as to the enforceability in original actions in Mexican courts or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

We have expressly submitted to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan in the City and State of New York for the purpose of any suit, action or proceeding arising out of the potential offerings contemplated by this prospectus and any accompanying prospectus supplement, and we have appointed CT Corporation System to accept service of process in any such action.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement, including exhibits, that we have filed with the SEC on Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus and any accompanying prospectus supplement do not contain all of the information set forth in the registration statement, including its exhibits and schedules. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement, and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by reference to the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Some of such information, including our annual report on Form 20-F for the year ended December 31, 2012, is incorporated by reference herein, as described under “Incorporation of Certain Documents by Reference.” You may read and copy any materials filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at +1 800 SEC 0330 or +1 202 551 8090. In addition, the SEC maintains a website at www.sec.gov, from which you can electronically access the registration statement, its materials and any other of our filings.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with, or furnish to, it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus (including any supplement thereto), and certain later information that we file with, or furnish to, the SEC will automatically update and supersede earlier information filed with, or furnished to, the SEC or included in this prospectus. We incorporate by reference into this prospectus the following documents:

•	our report on Form 6-K, furnished to the SEC on May 13, 2013 (SEC File No. 1-33168);

•	our annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 29, 2013 (SEC File No. 1-33168);

•

the description of Series B shares and ADSs contained in Form 8-A, filed with the SEC on November 22, 2006 (SEC File No. 1-138710), and any amendment or report filed for the purpose of updating such descriptions;

•

any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination or completion of the offering of the securities offered by this prospectus (including any supplement thereto); and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

We will provide to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost. Such requests may be made by writing to us at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, or by telephoning us at +52 81 8625 4300.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F incorporated herein by reference. We may include further risk factors in an accompanying prospectus supplement or in subsequent reports on Form 6-K incorporated herein by reference. You should carefully consider all these risk factors in addition to the other information contained or incorporated by reference in this prospectus and any accompanying prospectus before making an investment decision regarding the Series B shares and ADSs.

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement, or any document incorporated by reference herein contains or may contain forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. Any forward-looking statements contained in this prospectus and the documents incorporated by reference herein are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, any of our shareholders, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in our most recent annual report on Form 20-F, which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. We caution that you should not place undue reliance on any of our forward-looking statements, including those in our periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios;

•	statements of our plans, objectives, expectations or goals, including those related to anticipated trends, the performance of a particular project, competition and regulation;

•	statements about our future economic performance or that of Mexico; and

•	statements of assumptions underlying such statements.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus and the documents incorporated by reference herein. The forward-looking statements in this prospectus represent our expectations and forecasts as of the date of this prospectus. Information regarding important factors that could cause actual events to differ, perhaps materially, from our forward-looking statements is contained under “Risk Factors” and “Forward-Looking Statements” in our most recent annual report on Form 20-F, which is incorporated in this prospectus and any accompanying prospectus supplement by reference, and may also be contained in more recent reports on Form 6-K incorporated in this prospectus and any accompanying prospectus supplement by reference. See “Where You Can Find More Information” for information about how to obtain copies of these documents.

Inherent risks include, but are not limited to, the following factors:

•	developments in the political, economic and social conditions in Mexico or elsewhere;

•	our ability to maintain and upgrade our airport concessions;

•	limitations on our ability to obtain financing on competitive terms;

•	performance of the financial markets and our ability to finance our growth, as well as our ability to refinance certain of our indebtedness on or before maturity;

•	changes in applicable laws and the rules and regulations thereunder;

•	our ability to successfully implement our corporate and growth strategies;

•

increased competition, including from (i) new entrants obtaining concessions from the federal government to operate new airports and (ii) historically non-commercial airports obtaining approval from the federal government to have their concessions amended to allow them to engage in commercial aviation operations;

•	natural disasters and other catastrophic events, including criminal and terrorist attacks and health epidemics, impacting the international air travel industry;

•	changes in the maximum authorized rates we may charge airlines and passengers;

•	changes in interest rates, exchange rates and inflation;

•	new laws or changes in accounting principles, government intervention in our industry, the fiscal measures and monetary policies of Mexico;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors referred to under “Risk Factors.”

We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or developments or otherwise, after the date of this prospectus.

OUR COMPANY

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., holds concessions to operate, manage and develop 13 international airports in Mexico’s north and central regions. We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private investment. Our airports serve one of Mexico’s major metropolitan areas (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), seven regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas) and two border cities (Ciudad Juárez and Reynosa). Each of our concessions to operate an airport has a term of 50 years beginning on November 1, 1998. The term of each of our concessions may be extended by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) under certain circumstances for up to 50 additional years, for which we would need to make a timely filing. The terms of our concessions also include the right to occupy, use and improve the land appurtenant to our airports, which we do not own and which will revert to the Mexican government upon the termination of our concessions. As operator of the 13 airports under our concessions, we charge fees to airlines, passengers and other users for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.

We have a joint investment with a Mexican subsidiary of international hotel operator NH Hoteles, S.A., to develop and operate a hotel and commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement with Mexico City International Airport that expires in 2029.

In 2012, we recorded revenues of Ps. 3,141.3 million (U.S.$ 244.3 million) and consolidated comprehensive income of Ps. 819.1 million (U.S.$ 63.7 million). In 2012, the sum of our aeronautical and non-aeronautical revenues was Ps. 2,819.6 million (U.S.$ 219.3 million). In 2012, our airports handled approximately 12.6 million terminal passengers, an increase of 7.0% with respect to the 11.8 million terminal passengers handled in 2011.

Our principal executive offices are located at Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, Mexico, and our telephone number is +52 81 8625 4300.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Series B shares or ADSs by the selling shareholder.

SELLING SHAREHOLDER

The following table sets forth information with respect to the beneficial ownership of the securities held as of May 15, 2013 by the selling shareholder, the number of Series B shares being registered hereby and information with respect to Series B shares to be beneficially owned by the selling shareholder assuming all the Series B shares registered hereunder are sold. Percentage of beneficial ownership is based on a total of 400,000,000 ordinary nominal Class I shares authorized as of May 15, 2013, without par value, which are fully subscribed and paid, of which 341,200,000 are Series B shares and 58,800,000 are Series BB shares.

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table, we believe that the shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder.

The selling shareholder may from time to time offer and sell our Series B shares, directly or in the form of ADSs, for resale pursuant to this prospectus and the applicable prospectus supplement. However, the selling shareholder is under no obligation to sell any of the Series B shares or ADSs offered pursuant to this prospectus.

Name and Address of the Selling Shareholder	Series B Shares Beneficially Owned as of May 15, 2013		Series B Shares Being Registered for Resale
	Number	% of Authorized Capital Stock	Number
Aeroinvest, S.A. de C.V. (“Aeroinvest”)(1)	167,702,700	41.9%	100,000,000
Blvd. Manuel Ávila Camacho 36, Piso 15 Col. Lomas de Chapultepec Del. Miguel Hidalgo 11000 Mexico City, Mexico

(1)	In addition to the Series B shares it directly owns, Aeroinvest may be deemed to beneficially own all of the 8,000,000 Series B shares and 58,800,000 Series BB shares owned by Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), as of May 15, 2013 by virtue of Aeroinvest’s ownership of 74.5% of SETA’s outstanding capital stock. Aeroinvest is an indirect wholly owned subsidiary of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”).

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is a summary of the material terms of our bylaws and applicable Mexican law in effect as of the date of this prospectus regarding our capital stock and the holders thereof. It does not, however, describe every aspect of our capital stock, our bylaws or Mexican law and may not contain all of the information that is important to you. References to provisions of our bylaws are qualified in their entirety by reference to the full bylaws in Spanish, an English translation of which has been filed as an exhibit to our annual report on Form 20-F incorporated by reference to this prospectus.

Purposes

The purposes of the company include the following:

•

to acquire shares of or interests or participations in privately or state-owned companies engaged in the management, operation (including the provision of aeronautical, complementary, commercial and construction services) and/or development of civilian airports pursuant to the Mexican Airport Law (Ley de Aeropuertos) and its regulations and to participate in the capital stock of companies engaged in the provision of all types of services;

•

to receive from any other Mexican or foreign entity, company or individual, and to provide to any company in which it may hold any interest or participation or to any other entity, company or individual, any services required to achieve its or their purposes;

•	to apply for and obtain, by any means, directly or through its subsidiaries, concessions and permits to manage, operate, build and/or develop airports;

•

to obtain, acquire, use, transfer and grant or secure licenses in respect of all types of patents, invention certificates, registered trademarks, trade names, copyrights or any rights associated therewith, whether in Mexico or abroad;

•

to obtain all types of secured and unsecured loans or credit facilities and to grant loans to any association, company, entity or individual in which it holds more than 50% of the capital stock with voting rights or which is otherwise under its control; and

•

to provide all types of collateral and guaranties in respect of any credit instrument issued or obligation assumed thereby or by any entity in which it holds more than 50% of the shares of stock with voting rights or which is otherwise under its control.

Our Capital Stock

Pursuant to our bylaws, our capital stock has a variable portion. As of the date hereof, the company has a fixed minimum capital stock, without withdrawal rights, of Ps. 2,708,446,826.75 represented by 400,000,000 ordinary nominal Class I shares, without par value, which are fully subscribed and paid, of which 341,200,000 are Series B shares and 58,800,000 are Series BB shares.

Our bylaws provide for the issuance of the following shares, which have the characteristics described below:

•	Series B. Series B shares currently represent 85.3% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

•

Series BB. Series BB shares currently represent 14.7% of our capital. Series BB shares, which are issued pursuant to Article 112 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), may be held by any Mexican or foreign natural person, company or entity.

Under the Mexican Airport Law and the Mexican Foreign Investments Law (Ley de Inversión Extranjera), foreign persons may not, directly or indirectly, own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments (Comisión Nacional de Inversiones Extranjeras) is obtained.

Directors

Election of Directors

The Board of Directors is responsible for the oversight of our business. Pursuant to our bylaws, the Board of Directors must consist of an odd number of directors determined at an ordinary general meeting of shareholders and is required to have at least 11 members. Our Board of Directors currently consists of 11 directors and 1 alternate director, each of whom is elected at the annual shareholders’ meeting. Under the Mexican Securities Law (Ley del Mercado de Valores) and our bylaws, at least 25% of our directors must be independent. Under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV.

At each shareholders’ meeting for the election of directors (i) each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to designate one director, (ii) the holders of Series BB shares are entitled to elect three directors and their alternates pursuant to our bylaws, the participation agreement setting forth the rights and obligations of each of the parties involved in our privatization (the “Participation Agreement”) and the technical assistance agreement entered into with SETA (one of our major shareholders), providing for management and consulting services (the “Technical Assistance Agreement”), and (iii) the remaining members of the Board of Directors are to be elected by the holders of our capital stock (both the Series BB shares and the Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock). The candidates to be considered for election as directors by the shareholders will be proposed to the shareholders’ meeting by the Board. Any slate of candidates proposed by the Board shall include independent directors to the extent required by the Mexican Securities Law and other applicable law.

Under the Participation Agreement, Nacional Financiera, S.N.C. (“NAFIN”), as trustee of the Ministry of Communications and Transportation, Bancomext, Constructoras ICA, S.A. de C.V. (a subsidiary of our affiliate Empresas ICA), and SETA agreed that three of our directors are to be elected by SETA, as holder of the Series BB shares, and three are to be elected by Constructoras ICA, S.A. de C.V. Five of our directors are independent.

Authority of the Board of Directors

The Board of Directors has broad authority to manage the company. Pursuant to the Mexican Securities Law, the Board of Directors is required to approve, among other matters:

•	our general strategy;

•	the business plan and the investment budget on an annual basis;

•	capital investments not considered in the approved annual budget for each fiscal year;

•	the proposal to increase our capital or that of our subsidiaries;

•	our five-year master development program and any amendments thereto for each of our airports to be submitted to the Ministry of Communications and Transportation;

•	the voting of the shares we hold in our subsidiaries;

•	our management structure and any amendments thereto;

•	the election of our chief executive officer from the candidates proposed by the Series BB directors and the approval of his or her compensation or his or her removal for cause;

•	any transfer by us of shares in our subsidiaries;

•

subject to the recommendation of the Corporate Practices, Finance, Planning and Sustainability Committee, among other matters, (i) the guidelines for the use of the assets of our subsidiaries, (ii) any transaction with related parties, subject to certain limited exceptions, (iii) the authorization for any member of our Board of Directors, principal officers or other relevant persons to take advantage of business opportunities for his own benefit or for the benefit of third parties that originally corresponded to us or the companies under our control or in which we have a significant influence and that exceed the limits set forth under item (vii) of the next paragraph and (iv) the establishment of guidelines for the appointment and compensation of executive officers, which must be consistent with the guidelines established in the Technical Assistance Agreement;

•

subject to the recommendation of the Audit Committee, among other matters, (i) our financial statements and those of our subsidiaries, (ii) subject to certain limited exceptions, the acquisition and sale of our own stock, (iii) guidelines for the granting of loans or any type of credits or guarantees to any related party, (iv) guidelines regarding our internal controls, internal audits and those of our subsidiaries, (v) our accounting policies, including adjustments to our accounting principles to conform to or recognize those issued by the Commission, (vi) the hiring and termination of our external auditors and (vii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or U.S.$ 20.0 million, or (b) the giving of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets, U.S.$ 40.0 million or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt-to-capital ratio;

•	the creation of, and assignment of responsibilities to, new committees or changing the responsibilities assigned to existing committees;

•

the appointment of members of the Corporate Practices, Finance, Planning and Sustainability Committee in which at least one of its members shall be appointed from those proposed by the members of the Board of Directors appointed by the holders of Series BB shares;

•	proposals to the shareholders’ meetings regarding (i) our dividend policy and (ii) the use of our retained earnings;

•	subject to certain conditions, the appointment of provisional members of the Board of Directors, without the need for a shareholders’ meeting for such provisional appointment;

•

the presentation at a general ordinary shareholders’ meeting of any of the following agenda items: (i) the annual reports of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee, (ii) the annual report given by the chief executive officer, the opinion of the external auditor and the opinion of the Board of Directors on the content of such report, (iii) the report containing the main accounting and information guidelines used for the preparation of our financial information and (iv) the report on the operations and activities in which the Board of Directors had intervened pursuant to the Mexican Securities Law;

•	the appointment, removal, duties and responsibilities of our internal auditor;

•

policies with regard to the disclosure of information to our shareholders, the market and to other members of the Board of Directors and relevant officers as well as decisions with regards to specific information to be released;

•	actions to be taken in order to rectify any known irregularity and to implement any corrective measures;

•	the terms and conditions subject to which the chief executive officer shall exercise his power and duties; and

•	resolutions instructing our chief executive officer to disclose material information to the general public.

Under our bylaws, resolutions at meetings of the Board of Directors with respect to any of the items listed above will be valid only if approved by the members of the Board of Directors elected by the holders of the Series BB shares.

Powers of Series BB Directors

The Series BB directors are entitled to: (i) nominate the candidates for chief executive officer to our Board of Directors, (ii) move for the removal of our chief executive officer, (iii) appoint and remove half of our executive officers in accordance with the guidelines established in the Technical Assistance Agreement and the guidelines approved by our Board of Directors and (iv) appoint at least one member to each of our committees.

In addition, any matter requiring approval of the Board of Directors under our bylaws, as indicated above, will require the approval of a majority of the directors appointed by the Series BB shareholders for so long as the Series BB shares represent at least 7.65% of our capital stock.

Voting Rights and Shareholders’ Meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our shareholders. Holders of Series BB shares are entitled to elect three members of our Board of Directors.

Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings: ordinary, extraordinary and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meetings. An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board, declaration of dividends and the determination of compensation for members of the Board. Under the Mexican Securities Law, our ordinary shareholders’ meeting, in addition to those matters described above, must approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

•	extension of a company’s duration or voluntary dissolution;

•	an increase or decrease in a company’s minimum fixed capital;

•	change in corporate purpose or nationality;

•	any transformation, merger or spin-off involving the company;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of our shares with the RNV or on any stock exchange;

•	amendments to a company’s bylaws; and

•	any other matters for which applicable Mexican law or the bylaws specifically require a general extraordinary shareholders’ meeting.

Special shareholders’ meetings are those called and held by shareholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

Shareholders’ meetings are required to be held in our corporate domicile, which is Mexico City. Calls for shareholders’ meetings must be made by the Chairman, the Secretary, two members of the Board of Directors, the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee. Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the president of the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee calls a shareholders’ meeting to discuss the matters indicated in the relevant request. If the president of the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación) or in one newspaper of general circulation in Mexico City at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whoever makes them, provided that calls made by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors, the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee for that purpose. Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must: (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Law. The share registry will be closed three days prior to the date of the meeting. Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact who may not be our directors. Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses. Ownership of shares may be evidenced by a certificate issued by a securities depositary (or S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”)) coupled with a certificate issued by any institution with an account at Indeval. See “—Registration and Transfer.”

At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.

Quorum

Ordinary meetings are regarded as legally convened pursuant to a first call when more than 50% of the shares representing our capital are present or duly represented. Resolutions at ordinary meetings of shareholders are valid when approved by a majority of the shares present at the meeting. Any number of shares represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of shareholders convened in this manner are valid when approved by a majority of the shares present at the meeting.

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when at least 75% of the shares representing our capital are present or duly represented and no minimum number of shares is required for a quorum at a second call for an extraordinary shareholders’ meeting. Resolutions at extraordinary meetings of shareholders are valid if taken by the favorable vote of shares representing more than 50% of our capital.

Notwithstanding the foregoing, resolutions at extraordinary meetings of shareholders called to discuss any of the items listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

•	any amendment to our bylaws that: (i) changes or deletes the authorities of our committees or (ii) eliminates or modifies any minority rights;

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

•	termination of the Participation Agreement that was entered into by SETA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to SETA;

•	a merger with an entity that conducts business that is not related to the business of us or our subsidiaries; and

•	a spin-off, dissolution or liquidation.

Our bylaws also establish that a delisting of our shares requires the vote of holders of 95% of our capital stock.

Veto Rights of Holders of Series BB Shares

So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at shareholders’ meetings with respect to any of the items listed below will only be valid if approved by a vote of at least 95% of our capital stock or a majority of the Series BB shares:

•	approval of our financial statements and those of our subsidiaries;

•	anticipated liquidation or dissolution;

•	capital increases or decreases of us or of our subsidiaries;

•	declaration and payment of dividends;

•	amendment to our bylaws;

•	mergers, spin-offs, reclassifications, consolidations or share splits;

•	grant or amendment of special rights of any series of shares of our capital stock;

•

any decision amending or nullifying a resolution validly taken by the Board of Directors with respect to decisions of the Board of Directors that require the affirmative vote of the directors elected by the holders of our Series BB shares; and

•	any shareholder resolution with respect to a matter requiring the affirmative vote of the directors appointed by the holders of our Series BB shares.

Right of Withdrawal

Any shareholder having voted against a resolution validly adopted at a meeting of our shareholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10% or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within 15 days following the holding of the relevant shareholders’ meeting. The redemption of the shareholders’ shares will be effected at the lower of (a) 95% of the average trading price determined based on the average of the prices of our shares on the 30 days on which the shares may have been quoted prior to the date of the meeting or (b) the book value of the shares in accordance with the most recent audited financial statements approved by our shareholders’ meeting.

Dividends and Distributions

At our annual ordinary general shareholders’ meeting, the Board of Directors will submit to the shareholders for their approval our financial statements for the preceding fiscal year as presented by our Chief Executive Officer. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the shareholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8. Financial Information—Dividends” in our most recent on annual report on Form 20-F, which is incorporated in this prospectus and any accompanying prospectus supplement by reference.

Registration and Transfer

Our shares are registered with the RNV, as required under the Mexican Securities Law and regulations issued by the CNBV. Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto. Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through institutions that have accounts with Indeval. Indeval is the holder of record in respect of all such shares held in book-entry form. Indeval will issue certificates on behalf of our shareholders upon request. Accounts may be maintained at Indeval by the following participants: brokers, banks, other financial entities or other entities approved by the CNBV. We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by Indeval or any related Indeval participants indicating ownership, will be recognized as our shareholders. The transfer of shares must be registered in our stock registry. In the case of an international offering, JPMorgan Chase Bank, N.A. (the “depositary”), will appear in such stock registry as the registered holder of the common shares represented by the ADSs.

Series BB shares may only be transferred after conversion into Series B shares and are subject to the following rules:

•

SETA was required to retain at least 51% of its Series BB shares until June 14, 2007. Since June 14, 2007, SETA is free to sell in any year up to one eighth of such 51% interest in Series BB shares. To date, SETA has not elected to transfer any such shares.

•

If SETA owns Series BB shares that represent less than 7.65% of our capital stock after June 14, 2015, those remaining Series BB shares will be automatically converted into freely transferable Series B shares.

•

If SETA owns Series BB shares representing at least 7.65% of our capital stock after June 14, 2015, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by SETA and any of its “related persons”) approve such conversion.

For purposes of our bylaws, a “related person” means, with respect to any person:

•	any corporation or person, directly or indirectly, controlling, controlled by or under common control with such person;

•	any corporation or person having the capacity to determine the business guidelines and policies of such person;

•	in the case of an individual, an individual having a blood or civil kinship in a direct line (ascending or descending) within and including the fourth degree with such person;

•	SETA; or

•	with respect to SETA, its shareholders, persons related to it or any party to the operating agreement pursuant to which SETA fulfills its obligations under the Technical Assistance Agreement.

For purposes of our bylaws, “control” of a person, with respect to any person, is defined as:

•	the ownership, directly or indirectly of 20% or more of the capital stock with voting rights of such person;

•	the contractual right to elect the majority of the members of the Board of Directors of the person;

•	the ability to veto resolutions that could otherwise be adopted by the majority of the person’s shareholders; or

•	existence of commercial relations representing the purchase of more than 15% of the total annual sales of such person.

Shareholder Ownership Restrictions and Anti-Takeover Protection

Under the Mexican Airport Law:

•	no more than 5% of our outstanding capital stock may be owned by air carriers; and

•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

The foregoing ownership restrictions do not apply to:

•	the Mexican government;

•	NAFIN, in its capacity as trustee of the Ministry of Communications and Transportation;

•	institutions that act as depositaries for securities; and

•

financial and other authorized institutions that hold securities for the account of beneficial owners (including the depositary), provided that such beneficial owners are not exempt from the ownership restrictions.

Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to “control” us or any of our subsidiary concession holders.

Under the Mexican Airport Law, any acquisition of control requires the prior consent of the Ministry of Communications and Transportation.

For purposes of these provisions, “related person” and “control” are defined above under “Registration and Transfer.”

The Mexican Securities Law contains provisions relating to public tender offers and certain other share acquisitions. Any intended acquisition of our shares that results in the acquirer obtaining control of our voting shares (our Series B shares and Series BB shares considered together) requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of our capital stock. Any intended acquisition of our shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of our outstanding capital stock (in addition to the approval of the Ministry of Communications and Transportation). The tender offer must be made at the same price to all shareholders and classes of shares. Our Board of Directors must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion. Directors and principal officers are required to disclose whether they will participate in the tender.

Under the Mexican Securities Law, all tender offers must be open for at least 20 business days, and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid solely in connection with non-compete or similar obligations.

Certain Minority Protections

Pursuant to the Mexican Securities Law and the Mexican General Law of Business Corporations, there are several protections afforded to minority shareholders. These protections include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:

–	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;

–	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

–	to appoint one member of our Board of Directors and one alternate member of our Board of Directors.

•

holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

•

holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five year statute of limitations.

Changes in Capital Stock

Increases and reductions of our capital must be approved at an extraordinary shareholders’ meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations.

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock, other than (i) for purposes of conducting a public offering of the shares issued as a result of such increase, (ii) in connection with mergers, (iii) with respect to the resale of repurchased shares or (iv) in connection with the conversion of convertible securities, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time. Such preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Law of Business Corporations, by subscription and payment of the relevant stock within 15 business days after the date of publication of the corresponding notice to our shareholders in the Official Gazette of the Federation and in one of the newspapers of greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the 15-business day period shall commence on the date of the meeting.

Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican General Law of Business Corporations (see “—Voting Rights and Shareholders’ Meetings—Right of Withdrawal”) or by repurchase of our own stock in accordance with the Mexican Securities Law (see “—Share Repurchases”).

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange and NASDAQ on the following terms and conditions:

•	the acquisition must be carried out through the Mexican Stock Exchange;

•	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the CNBV;

•

the acquisition must be carried out against our paid in capital, and shares acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock or reduce our capital stock, in which case, such shares will be cancelled;

•	the annual ordinary shareholders meeting shall determine the maximum amount of funds to be used in the fiscal year for the repurchase of shares;

•	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the RNV; and

•

any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of an employee stock option plan and in conformity with the Mexican Securities Law.

Repurchase Obligation

Pursuant to the Mexican Securities Law, in the event that we decide to cancel the registration of our shares in the RNV and the listing of our shares on the Mexican Stock Exchange, or if the CNBV orders such cancellation, we will be required to conduct a tender offer for the purchase of stock held by minority shareholders and to create a trust for a period of six months, with amounts sufficient to purchase all shares not participating in the tender offer. Under the law, our controlling shareholders will be secondarily liable for these obligations. The price at which the stock must be purchased shall be the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange. If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If requested by us, under the new Mexican Securities Law, the cancellation must be approved by 95% of our shareholders.

Liquidation

Upon our dissolution, one or more liquidators must be appointed at an extraordinary shareholders’ meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.

Other Provisions

Liabilities of the Members of the Board of Directors

The Mexican Securities Law imposes a duty of care and a duty of loyalty on directors. The duty of care requires our directors to act in good faith and in the best interests of the company. For such purpose, our directors are required to obtain the necessary information from the chief executive officer, the executive officers, the external auditors or any other person in order to act in our best interests. Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violations of this duty of care.

The duty of loyalty requires our directors to preserve confidential information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest. In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity. The duty of loyalty is also violated by (i) failing to disclose to the Audit Committee or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements. Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty. This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us. Such acts include the alteration of financial statements and records.

Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by the company or by shareholders representing 5% or more of the capital stock of the company, and criminal actions may only be brought by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), after consulting with the CNBV.

As a safe harbor for directors, the Mexican Securities Law provides that the liabilities specified above will not be applicable if (i) the director acted in good faith and complies with applicable law and the bylaws; (ii) facts based upon information are provided by officers or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt; (iii) the director selects the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable; and (iv) actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

In addition to the duty of care and duty of loyalty required by the Mexican Securities Law, our bylaws provide that, from the date on which at least 51% of our capital stock is listed on a stock exchange, a member of the Board of Directors will be liable to us and our shareholders in the following circumstances:

•	negligence resulting in the loss of more than two-thirds of our capital stock and that results in our dissolution;

•	bankruptcy, subject to certain conditions, when the actions taken by the Board of Directors results in a declaration of insolvency (concurso mercantil);

•	breaching any of the duties set forth under our bylaws; and

•	failure to report irregularities in the actions of former members of the Board of Directors.

The members of the Board of Directors are liable to our shareholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our bylaws.

Information to Shareholders

The Mexican General Law on Business Corporations establishes that companies, acting through their boards of directors, must annually present a report at a shareholders’ meeting that includes the following:

•	a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects;

•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

•	a statement of the financial condition of the company at the end of the fiscal year;

•	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;

•	the notes that are required to complete or clarify the above mentioned information; and

•	the report prepared by the Audit Committee with respect to the accuracy and reasonability of the above mentioned information presented by the Board of Directors.

In addition to the foregoing, our bylaws provide that the Board of Directors should also prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).

Duration

The duration of our corporate existence is indefinite.

Shareholders’ Conflict of Interest

Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting and from being present and participating in discussions thereon at the relevant shareholders’ meeting. A shareholder that votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without such shareholder’s vote.

Directors’ Conflict of Interest

Under Mexican law, any director who has a conflict of interest in any transaction must disclose such fact to the other directors and abstain from voting on such transaction. Any director who violates such provision will be liable to us for any resulting damages or losses.

DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, will register and deliver ADSs. Each ADS represents eight Series B shares deposited with the principal Mexico City office of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as custodian for the depositary. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered and principal executive office are located at 1 Chase Manhattan Plaza, Floor 58, New York, New York 10005-1401.

You may hold ADSs either (i) directly (a) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having ADSs registered in your name in the Direct Registration System (as described below), or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS registered holder. This description assumes you are an ADS registered holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System is a system administered by The Depository Trust Company (“DTC”) pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

Because you hold ADSs, we will not treat you as a shareholder. Mexican law governs shareholder rights. The depositary will be the holder of the Series B shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Series B shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Series B shares your ADSs represent.

The depositary will convert any cash dividend or other cash distribution that it receives on the deposited securities into dollars if it can do so on a reasonable basis and can transfer the dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute foreign currency, securities or property or appropriate documents evidencing the right to receive foreign currency, securities or property. The depositary will hold the foreign currency that it cannot convert for the account of the ADS holders who have not been paid but will not be liable for the investment of or any interest on such foreign currency.

Before making a distribution of cash, the depositary will deduct any withholding taxes that must be paid. The depositary will distribute only whole dollars and cents. The depositary will withhold fractional cents without liability and treat such fractional cents in accordance with its then-current practices. If exchange rates fluctuate during a time when the depositary cannot convert foreign currency, you may lose some or all of the value of a cash distribution.

If we distribute Series B shares as a dividend or free distribution, the depositary may distribute additional ADRs representing any Series B shares issued upon such a distribution. The depositary will distribute dollars available to it from the net proceeds of sales of Series B shares received in a share distribution in the same manner as cash.

The depositary will not make rights available to ADS holders in the United States unless the securities to which the rights relate are registered under the Securities Act or an exemption from the registration requirement is available.

The depositary will distribute to you anything that is available to it resulting from any distribution on the deposited securities other than cash, share distributions and rights by any means that the depositary may deem equitable and practicable. If the depositary deems that such a distribution would not be equitable and practicable, the depositary will distribute dollars available to it in the same manner as cash.

We have no obligation to register ADSs, shares, rights or other securities under the Securities Act (other than as already registered under the registration statement under which our Series B shares and ADSs were originally offered publicly). We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions that we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

The depositary will deliver ADSs if you or your broker deposits Series B shares or evidence of rights to receive Series B shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

You may surrender your ADSs at the depositary’s office. Upon payment of its expenses and of any taxes or charges, the depositary will deliver the Series B shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at such other place as you have requested.

Certificated and Direct Registration ADRs

You may surrender your ADRs to the depositary for the purpose of exchanging your ADRs for Direct Registration ADRs. The depositary will cancel your ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of Direct Registration ADSs. Alternatively, upon receipt from the depositary of a proper instruction from a registered holder of Direct Registration ADSs requesting the exchange of Direct Registration ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

As an ADS holder, you are not entitled to exercise any voting rights with respect to the Series B shares or to attend our shareholders’ meetings. You will not have the right to instruct the depositary as to voting rights pertaining to the Series B shares that underlie your ADSs unless we notify the depositary otherwise. If Series B shareholders have voting rights with respect to the Series B shares, the following provisions will apply. As soon as practicable after receipt from the company of notice of any meeting or solicitation of consents or proxies of holders of the deposited securities, the depositary will distribute to you a notice stating (i) such information as is contained in such notice and any solicitation materials, (ii) that each ADS holder on the record date set by the depositary therefor will, subject to any applicable provisions of Mexican law and our bylaws, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADS holder’s ADRs and (iii) the manner in which such instructions may be given or deemed to have been given, including instructions to give a discretionary proxy to a person designated by the company. Upon actual receipt by the ADR department of the depositary of instructions of an ADS holder on such record date in the manner and on or before the time established by the depositary for such purpose, the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADS holder’s ADRs in accordance with such instructions.

The depositary will not itself exercise any voting discretion in respect of any deposited securities. If you have been provided no less than 20 days in which to provide the depositary with voting instructions, to the extent voting instructions are not timely received by the depositary from you or your voting instructions are incomplete, illegible or unclear, you shall be deemed, and the company has instructed the depositary to deem you to have instructed the depositary, to provide the company with a proxy to vote the Series B shares represented by ADSs for which voting instructions were not timely received or were incomplete, illegible or unclear in the same proportion that all other Series B shares are voted on such question at the relevant shareholders’ meeting; provided, however, that no such proxy shall be provided unless and until (i) the company has certified in writing to the depositary that (a) there is no substantial opposition to the issue for which the Series B shares are to be voted on; and (b) the rights of shareholders are not, and will not be, adversely impacted by the matter for which the Series B shares are to be voted on; (ii) at the reasonable request of the depositary, the depositary has been provided with an opinion of external counsel to the company reasonably acceptable to the depositary, in form and substance acceptable to the depositary, to the effect that deeming such ADS holders to have instructed the depositary to provide such proxy to the company is not prohibited under Mexican law, the rules and regulations of any exchange upon which the Series B shares are traded or the constituent documents of the company.

There is no guarantee that you will receive the notice described above with sufficient time to enable you to return any voting instructions to the depositary in a timely manner. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute a notice that provides you with instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials). You are strongly encouraged to forward your voting instructions as soon as possible.

Fees and Expenses

Persons depositing or withdrawing ADSs must pay the following fees and expenses:

•	U.S.$ 0.05 or less per ADS for any distribution made pursuant to the deposit agreement;

•	U.S.$ 1.50 per ADR for transfers of ADRs made pursuant to the deposit agreement;

•

an aggregate fee of U.S.$ 0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against you as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing you or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes or other governmental charges (which are payable by ADS holders or persons depositing Series B shares);

•

cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or ADS holders delivering Series B shares, ADRs or deposited securities (which are payable by such persons or ADS holders);

•

transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing Series B shares or ADS holders withdrawing deposited securities; there are no such fees in respect of the Series B shares as of the date of the deposit agreement);

•	expenses of the depositary in connection with the conversion of foreign currency into dollars; and

•

the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents in connection with the servicing of the Series B shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADS holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADS holders or by deducting such charge from one or more cash dividends or other cash distributions).

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
— Change the nominal or pay value of the deposited securities — Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

— Distribute securities on the deposited securities that are not distributed to you

— Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

The depositary may, and shall at our written direction, terminate the deposit agreement by mailing notice of such termination to ADS holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary, notice of such termination by the depositary shall not be provided to you unless a successor depositary shall not be have been appointed within 60 days of the date of such resignation, or (ii) been removed as depositary, notice of such termination by the depositary shall not be provided to you unless a successor depositary shall not have been appointed by the 90th day after the company’s notice of removal was first provided to the depositary.

As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities and will thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the ADS holders of ADRs not previously surrendered. After making such sale, the depositary will be discharged from all obligations in respect of the deposit agreement, except to account for such net proceeds and other cash.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	have no obligation to become involved in a lawsuit or other proceeding relating to the ADSs or the deposit agreement unless we receive an indemnity satisfactory to us;

•

are not liable for any action or inaction by us in reliance upon the advice of or information from legal counsel, accountants, any person presenting Series B shares for deposit, any ADS holder or any other person believed by us to be competent to provide such advice or information; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or willful misconduct, and the depositary agrees to indemnify us for losses from its negligence or willful misconduct.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information that it deems necessary or proper; and

•	compliance with regulations that it may establish, from time to time, consistent with the deposit agreement.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the ADR register or any register for deposited securities is closed, when depositary believes it advisable to do so or when reasonably requested by us in order to enable us to comply with applicable law.

Your Right to Receive the Series B Shares Underlying Your ADSs

You have the right to surrender your ADSs and withdraw the underlying Series B shares at any time, subject only to:

•

temporary delays caused by closing transfer books of the depositary or the issuer of the deposited securities or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes, and similar charges; and

•	compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the Series B shares. This is called a pre-release of the ADS. The depositary may also deliver Series B shares upon surrender of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Series B shares are delivered to the depositary. The depositary may receive ADSs instead of Series B shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•

before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customers owns the Series B shares or ADSs to be deposited;

•	the pre-release is fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate; and

•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it believes it is appropriate to do so.

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, or the Medicare tax on net investment income.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this prospectus, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico and that will not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical, and residency results in several situations. Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico and if his or her center of vital interests (centro de intereses vitales) is located within the territory of Mexico, and a corporation is a resident if it is incorporated under Mexican law or if it maintains the principal administration of its business or the place of its effective management in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s center of vital interests. An individual’s center of vital interests will be considered Mexico in the following circumstances, among other factors: (i) when more than 50% of such person’s total yearly income originates in Mexico and (ii) when Mexico is the individual’s principal center of professional activities. Additionally, Mexican officers and employees working for the Mexican government but living outside of Mexico will be considered to be Mexican residents even if their center of vital interests is not in Mexico.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our Series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S.-dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.

Subject to certain exceptions for short-term and hedged positions, the U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 and 2012 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-Mexican holder will not be subject to any Mexican tax if the transaction is carried out on a stock exchange or securities market approved by the Ministry of Finance and Public Credit. Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of our Series B shares by a non-Mexican holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Ministry of Finance and Public Credit, provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party. Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

Gains from the sale or other transfer or disposition of ADSs or Series B shares by a non-Mexican holder in other circumstances will be subject to a 25% income tax rate in Mexico, which is applicable to the gross proceeds realized from the sale. Should the buyer in any such transaction be a Mexican resident for tax purposes, or a non-resident with a permanent establishment for tax purposes in Mexico, the applicable tax would be withheld by such Mexican resident from the acquisition price. Alternatively, a non-Mexican holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of ADSs or Series B shares on a net basis at a rate of 30%.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

PLAN OF DISTRIBUTION

At the time of offering any securities, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those securities.

The selling shareholder may sell or distribute securities in any of the following ways: (i) through underwriters, agents or dealers; (ii) directly to one or a limited number of institutional purchasers; (iii) through agents; (iv) in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise; (v) in block trades; (vi) through a combination of any of the above; or (vii) any other method permitted pursuant to applicable law. Each prospectus supplement with respect to a series of securities will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents, information regarding the selling shareholder, the purchase price of such securities and the net proceeds to the selling shareholder from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those securities may be listed.

In compliance with certain guidelines of the Financial Industry Regulatory Authority (“FINRA”) with respect to shelf registration statements, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus and any applicable prospectus supplement.

If underwriters are used in the sale or distribution, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The selling shareholder may offer the securities to the public either through underwriting syndicates of investment banking firms represented by one or more managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling shareholder may sell or distribute securities either directly to one or more institutional purchasers, or through agents designated by the selling shareholder from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by the selling shareholder to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, the selling shareholder will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities from the selling shareholder at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases the selling shareholder must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents, dealers and underwriters may be entitled under agreements entered into with us and/or the selling shareholder, to indemnification by us and/or the selling shareholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

Agents, dealers and underwriters may engage in transactions with us and/or the selling shareholder or perform services for us and/or the selling shareholder in the ordinary course of business.

No securities will be publicly offered or traded in Mexico or otherwise be subject to brokerage activities in Mexico, except as permitted under Mexican law and specified in a supplement to this prospectus.

The selling shareholder also may resell all or a portion of its securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided that such resale meets the criteria and conforms to the requirements of Rule 144.

EXPENSES

The following table sets forth the estimated expenses to be incurred by the registrant in connection with the filing of this registration statement. All amounts set forth below are estimates other than the SEC registration fee. All of our expenses related to this offering will be borne by the selling shareholder.

SEC registration fee	U.S.$	53,878
Legal fees and expenses		480,000
Accounting fees and expenses		100,000
Miscellaneous		180,000

Total	U.S.$	813,878

VALIDITY OF SECURITIES

Unless otherwise specified in the applicable prospectus supplement, Ritch Mueller, S.C., our special Mexican counsel, will provide an opinion regarding the validity of the Series B shares under Mexican law.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2010, 2011 and 2012 incorporated in this prospectus by reference from our annual report on Form 20-F for the year ended December 31, 2012, filed on April 29, 2013, have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu Limited), an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (i) express an unqualified opinion on our consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2010, 2011 and 2012 and (ii) express an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2012).

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

60,000,000 Series B shares directly or

in the form of American Depositary Shares

Global Coordinator and Joint Bookrunner	Joint Bookrunner	Joint Bookrunner
BofA Merrill Lynch	BBVA	Santander

Joint Bookrunner		Joint Bookrunner
Barclays		Morgan Stanley

, 2013